UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2011

Telecom Italia S.p.A.

(Translation of registrant’s name into English)

Piazza degli Affari 2

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: FORM 20-F  ☒  FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  YES  ☐  NO  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The present document has been translated from the document issued and filed in Italy, from the Italian into the English language solely for the convenience of international readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. Telecom Italia, its representatives and employees decline all responsibility in this regard.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements, which reflect management's current views with respect to certain future events, trends and financial performance. Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside of our control, that could significantly affect expected results of future events.

The following important factors could cause actual results to differ materially from those projected or implied in any forward-looking statements:

- our ability to successfully implement our strategy over the 2011-2013 period;

- our ability to successfully achieve our debt reduction targets;

- the continuing impact of increased competition in a liberalized market, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets;

- the impact of the global recession in the principal markets in which we operate;

- our ability to utilize our relationship with Telefónica to attain synergies primarily in areas such as network, IT, purchasing and international mobile roaming;

- our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional fixed-line voice business due to the continuing impact of regulatory required price reductions, market share loss, pricing pressures generally and shifts in usage patterns;

- our ability to successfully implement our internet and broadband strategy both in Italy and abroad;

- the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

- the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

- our services are technology-intensive and the development of new technologies could render such services non-competitive;

- the impact of political developments in Italy and other countries in which we operate;

- the impact of fluctuations in currency exchange and interest rates;

- our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

- our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make (such as those in Brazil);

- the amount and timing of any future impairment charges for our licenses, goodwill or other assets; and

- the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

Report
on Corporate Governance

and share ownership of Telecom Italia S.p.A.
Financial year 2010

pursuant to art. 123-bis CFL

(Report approved by the Board of Directors at its meeting

on 24 February 2011 - updated as of 14 March 2011)

This translation is merely for the purposes  of comprehension by non-Italian readers, in the event of dispute  the Italian text  shall prevail.

Index

Introduction	Pag.	4
1. Issuer Profile	Pag.	4
2. Information on share ownership (pursuant to art. 123 bis CFL)	Pag.	4
a) Share capital structure	Pag.	4
b) Restrictions on transfer of shares	Pag.	4
c) Significant shareholdings	Pag.	5
d) Securities that confer special rights	Pag.	5
e) Employee shareholdings: mechanism for exercising voting rights	Pag.	5
f) Restrictions on voting rights	Pag.	5
g) Shareholders’ agreements	Pag.	6
h) Change of control clauses	Pag.	8
i) Authorisation to increase share capital and share buy-back	Pag.	9
j) Management and coordination	Pag.	9
3. Compliance	Pag.	10
4. Board of Directors	Pag.	10
4.1. Appointment and replacement	Pag.	10
4.2. Composition	Pag.	11
4.3. Role of the Board of Directors	Pag.	12
4.4. Delegated bodies	Pag.	14
4.5. Other executive Directors	Pag.	14
4.6. Independent Directors	Pag.	14
4.7. Lead Independent Director	Pag.	15
5. Handling of corporate information	Pag.	15
6. Board committees	Pag.	16
7. Nomination and remuneration committee	Pag.	16
8. Remuneration of directors, general managers and key managers with strategic responsibilities	Pag.	17
9. Internal control and corporate governance committee	Pag.	19
10. Internal control system	Pag.	20
10.1. Executive Director in charge of the internal control system	Pag.	21
10.2. Manager reponsible for internal control	Pag.	21
10.3. Organizational model pursuant to Legislative Decree 231/2001	Pag.	22
10.4. Statutory Auditor	Pag.	23
10.5. Executive responsible for preparing the corporate accounting documents	Pag.	24
10.6. Risk management and internal control system over financial reporting	Pag.	24
10.7. Internal control system – focus on “Material Weakness”	Pag.	26
11. Interests of Directors and transactions with related parties	Pag.	27
12. Appointment of Auditors	Pag.	28
13. Auditors	Pag.	29
14. Shareholder relations	Pag.	30
15. Shareholders’ meetings	Pag.	30
16. Further corporate governance practices	Pag.	31
17. Changes since the end of the relevant financial year	Pag.	31

“GREENFIELD PROJECT” APPENDIX
1. The genesis of and the reasons behind the Project	Pag.	32
2. The areas of investigation	Pag.	32
3. The results of the investigation	Pag.	33
3.1. In-depth analyses on Telecom Italia Sparkle S.p.A. ("TIS") and its subsidiaries	Pag.	33
3.2. In-depth analyses on Telecom Italia's “Security Department” in the period 2000 to 2007	Pag.	34
3.3. In-depth analyses on “Prepaid Cards”	Pag.	35
3.4. In-depth analyses on “irregular/anomalous sales”	Pag.	36
4. The findings of the board on possible civil actions against former executive directors	Pag.	37

Tables
Table 1 – Structure of share capital as at 31 December, 2010	Pag.	39
Table 2 – Composition of the board of directors as at 31 December 2010 - Other positions	Pag.	39
Table 3 – Members of the board of directors who ceased to hold office during 2010 - Other positions	Pag.	41
Table 4 – Composition of the board committees as at 31 December 2010	Pag.	42
Table 5 – Directors holding offices in board committees who ceased to hold office during 2010	Pag.	42
Table 6 – Composition of the board of auditors as at 31 December 2010	Pag.	43

Introduction

This report aims to provide an overview of the corporate governance system adopted by Telecom Italia, fulfilling the legal and regulatory obligations in this area1, in line with the format established for that purpose by Borsa Italiana S.p.A. (“Borsa Italiana")2 and with the instructions provided by Consob3. The appendix also contains a specific briefing on the internal review known as the Greenfield Project, the contents of which have been communicated to Consob.

The text of this report is available from the registered office, published on the Company's website (www.telecomitalia.com) in the Corporate section - Governance channel and sent to Borsa Italiana, in the manner and within the terms provided for by current regulations.

The information contained herein refers to the financial year 2010 and, with reference to specific issues, has been updated to 24 February 2011, the date of the meeting of the Board of Directors, which approved it.

1. Issuer Profile

Telecom Italia’s corporate governance system, set up in line with the traditional model, focuses on the role of strategic leadership given to the Board of Directors; on the transparency of management decisions both within the company and in relation to the market; on the efficiency and effectiveness of the internal control system; on the rigorous governance of potential conflicts of interest and on solid rules of conduct in executing transactions with related parties.

2. Information on share ownership

(pursuant to Article 123-bis, subsection 1, CFL, as at  31 December 2010)

►

a) Share capital structure

The subscribed and paid in share capital is shown in Table 1.

The characteristics of the savings shares are governed by Article 6 of the Bylaws (available on the website www.telecomitalia.com, Corporate section - Governance channel).

The Company’s ordinary and savings shares are listed on the Italian Stock Exchange (Borsa Italiana), as well as on the New York Stock Exchange in the form of American Depositary Shares, each corresponding to 10 ordinary or savings shares, respectively, represented by American Depositary Receipts issued by JPMorgan Chase Bank.

In relation to Telecom Italia’s existing share-based incentive plans and the share capital increases for servicing such plans, reference should be made to the description in note 41 of the Company’s separate financial statements as at 31 December 2010 and to the information documents made available to the public pursuant to Article 84-bis of Consob Issuer Regulations, available on the website www.telecomitalia.com, in the Corporate section - Governance channel.

►

b) Restrictions on transfer of securities

There are no limitations pursuant to the Bylaws of the Company on the transferability of shares issued by the Company, except as provided for in Article 22 of the Bylaws in relation to the special powers of the Minister of Economy and Finance pursuant to law 474/1994, which include the power to oppose the acquisition of shareholdings of over 3% of the capital with voting rights.

No lock up is envisaged for shares subscribed and to be allocated free of charge under the "2010-2014 Broad-based Employee Share Ownership Plan", approved by the Shareholders’ Meeting on 29 April 2010, provided that

*

termination within one year from subscription entails forfeiture of the Bonus Share;

*

termination within three years from subscription (or the allocation of the Bonus Shares) entails the employee’s forfeiture of the preferential tax regime provided for in Article 51, subsection 2, letter g) of the Consolidated Income Tax Act, as provided for broad-based share ownership plans.

Nor is lock up required for shares which are to be subscribed under the "Long Term Incentive Plan 2010-2015" reserved for selected executives, provided that termination within two years of purchase entails forfeiture of the matching share assignment right.

For further information on these two share plans, please refer to the relevant information documents available on the website www.telecomitalia.com, in the Corporate section - Governance channel.

►

c) Significant shareholdings

Based on the information available, the following are significant holdings in the ordinary share capital of Telecom Italia:

Group	Type of ownership	% on ordinary capital	% on capital with voting rights

Telco S.p.A.	Direct	22,402%	22,402%
Findim Group S.A.	Direct	4,989%	4,989%

Note that the following asset management companies have informed Consob that they own ordinary shares of Telecom Italia S.p.A.:

*

Brandes Investment Partners LP reported on 23 July 2008 that it holds a quantity of ordinary shares which, as at 31 December 2010, corresponds to 4.015% of this class of shares;

*

Alliance Bernstein LP reported on 14 November 2008 that it holds a quantity of ordinary shares which, as at 31 December 2010, corresponds to 2.065% of this category of capital;

*

Blackrock Inc. reported on 20 May 2010 that it holds a quantity of ordinary shares which, as at 31 December 2010, corresponds to 2.887% of this category of capital.

►

d) Securities that confer special rights

No securities that confer special rights have been issued.

In the present configuration, the special powers of the Minister of Economy and Finance, pursuant to law 474/1994, referred to in Article 22 of the Bylaws (which do not depend on having a shareholding in the Company capital), are as follows:

*

to object to the acquisition of shareholdings equal to or greater than 3% of the share capital represented by shares that confer the right to vote in shareholder’s meetings. If the Minister believes that the transaction is prejudicial to the vital interests of the State, the objection must be expressed in a reasoned opinion within 10 days of notification by the Company upon the purchaser’s application to be registered in the shareholders register. The decision to exercise the power of objection may be appealed against within sixty days by the transferee before the Regional Administrative Court of Lazio;

*

to veto, stating reasons relating to the actual prejudice caused to the vital interests of the State, the adoption of resolutions for the dissolution of the Company, transfer of the operations, merger, demerger, transfer of the registered office abroad, change of business purpose and that cancel or modify said special powers.

The decision to exercise the power of veto may be appealed against within sixty days by the dissenting shareholders before the Regional Administrative Court of Lazio;Pursuant to the Prime Minister’s Decree 10 June 2004 (as last amended by the Prime Minister’s Decree 20 May 2010), the special powers may only be exercised when justified by substantial and compelling reasons of general interest, particularly with regard to public order, security, health and defence, as appropriate and proportionate to the protection of those interests.

►

e) Employee shareholdings: mechanism for exercising voting rights

The shareholders’ meeting held on 29 April 2010, approved, pursuant to Article 114-bis of the CFL, a “2010-2014 Broad-based Employee Share Ownership Plan”.

The voting rights relative to ordinary shares subscribed or assigned under such plan shall be exercised directly by its subscribers or assignees, according to methods and terms corresponding in all respects to those applicable to this class of shares.

►

f) Restrictions on voting rights

There are no restrictions on voting rights of shares constituting the ordinary share capital of Telecom Italia.

However, pending expiry of the term for exercising the power to object to the acquisition of shareholdings greater than 3% of ordinary share capital, pursuant to Article 22 of the Bylaws, the right to vote connected to shares representing the relevant shareholding is suspended. Similarly, the right to vote cannot be exercised if said power of objection is exercised.

Savings shares are not granted the right to vote at ordinary shareholders’ meetings.

►

g) Shareholders’ Agreements

The main shareholder of Telecom Italia is Telco S.p.A. (Telco), currently an associated company of: Intesa Sanpaolo S.p.A. (11.62%), Mediobanca S.p.A. (11.62%), companies belonging to the Generali Group (30.58%) and Telefónica S.A. (46.18%).

* * *

As per the information in the public domain, on 28 April 2007 the shareholders of Telco (which at the time included Sintonia S.A.) entered into a shareholders’ agreement which defines, inter alia, the criteria for drawing up the slate of candidates for the appointment of the Board of Directors of Telecom Italia:

*

Telefónica, insofar as it holds at least 30% of Telco’s share capital, will be entitled to designate two candidates;

*

the other shareholders of Telco, as they hold the absolute majority of its share capital, have the right to designate the other members on the slate, of whom three candidates unanimously and the others on a proportional basis.

The shareholders’ agreement provides that the Telecom Italia Group and the Telefónica Group are managed autonomously and independently. In particular, the Board members designated by Telefónica to serve in Telco and Telecom Italia are instructed by Telefónica not to attend or vote in board meetings that examine proposals and resolutions regarding the policies, management and operations of companies directly or indirectly controlled by Telecom Italia and that provide their services in countries where legal or regulatory restrictions or limitations concerning the exercise of voting rights by Telefónica are in force.

* * *

On 19 November 2007 the shareholders’ agreement was amended to take into account the requirements imposed by the ruling of the Brazilian Telecommunications Authority (Anatel), issued on 23 October 2007 and published on 5 November 2007, providing that:

*

Telefónica and directors/executives designated by Telefónica shall not attend, vote, or exercise their veto right in shareholders’ meetings, Boards of Directors, committees or bodies having powers equivalent to those of Telco, Telecom Italia or any other company controlled by Telecom Italia when dealing with issues relating to the performance of telecommunications activities in the Brazilian market. In addition, Telefónica may not designate directors or officers (i) of subsidiaries of Telecom Italia based in Brazil providing telecommunications services in the Brazilian market, or (ii) of companies based in Brazil controlling these telecommunication service providers ;

*

Telefónica will ensure that its subsidiaries providing telecommunications services in Brazil do not engage in specific types of relationships with companies controlled by Telecom Italia providing telecommunications services in the Brazilian market, under terms and conditions other than those covered by the Brazilian regulations applicable to telecommunications services;

*

Telefónica, even if it exercises the right to buy Telco shares, shall not exercise direct or indirect control over any subsidiary of Telecom Italia in Brazil;

*

the contractual parties to the shareholders’ agreement shall instruct the members of the Board of Directors of Telco appointed by each of them, and the members of the Board of Directors of Telecom Italia designated by Telco to the effect that (i) separate agendas be prepared for meetings of the Boards of Directors of Telco, Telecom Italia, and Telecom Italia International N.V. and any other company based outside Brazil controlled by Telecom Italia with investments in the Brazilian telecommunications sector in which participation of the directors designated by Telefónica is permitted and for the meetings in which participation of the directors designated by Telefónica is not allowed and (ii) a copy of the agendas and minutes of meetings referred to above shall be delivered to Anatel within 30 days.

The restrictions and limitations set forth above will apply even in the case of a Telco de-merger.

* * *

On 28 October 2009 Sintonia S.A. requested, under the shareholders’ agreement, the non-proportional de-merger of Telco. On the same day, Telco shareholders other than Sintonia entered into an agreement to modify and renew the shareholders’ agreement, by which they agreed upon some changes becoming effective from 28 April 2010. It was also agreed to evaluate, together with Sintonia, procedures enabling its exit from the capital of Telco, without a de-merger.

On 22 December 2009 Sintonia therefore purchased from Telco 275,115,716 ordinary shares of Telecom Italia attributable to the former (equal to 2.06% of ordinary share capital of the Company)  and Telco purchased from Sintonia the latter’s entire shareholding in the Telco share capital, resulting in an annulment thereof.

* * *

On 28 October 2009 Telco and Telefónica also agreed to extend, until 27 April 2013, the option to purchase granted to the latter in the event of a contrary opinion with regard to the Telco board of directors’ decision to transfer the Telecom Italia shares owned by the company. In this case, Telefónica could alternatively purchase the Telecom Italia shares from Telco at the same price and under the same conditions offered by a third party proposing to buy them, or require the de-merger of Telco.

* * *

On 11 January 2010, Telco shareholders signed a supplementary agreement in order to:

*

confirm their financial support in favour of Telco;

*

agree on how to provide such financial support wherever needed under the loan agreement – guaranteed by a pledge on the ordinary shares of Telecom Italia – signed on the same date by Telco and a pool of financial institutions;

*

regulate the conditions for exercising the right to purchase ordinary shares of Telecom Italia which should become available to the financial institutions following their enforcement of the pledge.

* * *

As of 28 April 2010, the shareholders’ agreement as amended on 28 October 2009, was renewed for three years, up to 27 April 2013.

Pursuant to the updated shareholder’s agreement, shareholders are entitled to require the de-merger of Telco by sending a communication between 1 October and 28 October 2012. Each shareholder may also withdraw from the agreement by sending a communication between 1-28 April 2011, with the possibility of extending the deadline – under special circumstances – until 5 May 2011.

* * *

On 10 December 2010 the shareholders’ agreement was further amended to take into account the provisions of the “Compromiso” (containing certain obligations aimed at permitting approval of the so-called Telco Transaction by the Argentine authorities) signed before the Comisión Nacional de Defensa de Competencia of Argentina (CNDC) on 6 October 2010 by the contractual parties, Telco and – as intervening parties in order to execute the obligations assumed – by Telecom Italia, Telecom Italia International N.V., Sofora Telecomunicaciones SA, Nortel Inversora SA, Telecom Argentina SA, Telecom Personal SA, Telefónica de Argentina SA, and Telefónica Moviles SA. Accordingly, with reference to activities carried out in the Argentine market by Telefónica and Telecom Italia, directly or through subsidiaries, the following was established:

*

Telefónica and directors/executives designated by Telefónica will not attend, vote, or exercise their veto right in the shareholders’ meetings, boards of directors, executive committees or boards of auditors/supervisory boards of Telco, and/or any other company directly or indirectly controlled by or associated with Telco or Telecom Italia in relation to any matter concerning the business performed in the Argentine market;

*

Telefónica may not designate any member of the board of directors, management staff, board of auditors/supervisory board, nor any executive or member of any corporate body performing similar functions in companies engaged in activities on the Argentine market, directly or indirectly controlled by Telecom Italia;

*

the restrictions and limitations imposed on Telefónica will apply even in the event of a Telco de-merger;

*

any amendment in the shareholders’ agreement or Bylaws of Telco concerning the Compromiso and/or having an impact on the Argentine market is subject to prior approval by the Argentine Antitrust Authority;

*

according to Argentine law, Telefónica may not exercise direct or indirect control over any company controlled by Telecom Italia that carries out activities in the Argentine market;

*

Telco’s Bylaws will need to be amended (as they have been) in order to provide that, as long as the limitations and restrictions undertaken with respect to the Argentine authorities are effective, (i) holders of B Shares (currently held exclusively by Telefónica) do not have the right to vote and do not attend shareholders’ meetings referring to any matter connected with the activities carried out and/or to be carried out directly or indirectly in the Argentine market by Telecom Italia and its Argentine subsidiaries either directly or indirectly, (ii) the directors chosen from the slate submitted by holders of B Shares and the directors designated at their request may not participate in discussions relating to the activities carried out and/or to be carried out in the Argentine market by Telecom Italia and its Argentine subsidiaries either directly or indirectly; (iii) when the items to be addressed by the Telco board of directors include matters relating to activities in the Argentine market, two separate agendas shall be prepared, one for the meeting that directors chosen from the slate submitted by Telefónica are entitled to attend, and the other for the meeting they are not allowed to attend, where issues related to activities in the Argentine market by Telecom Italia and its subsidiaries are to be dealt with;

*

Telefónica may not appoint, in Telco or Telecom Italia, persons who are also members of the board of directors or employees of Telefónica de Argentina SA or Telefónica Móviles Argentina SA.

* * *

Consistent with the above, board members Alierta and Linares have undertaken not to participate in the discussion and voting of the Board of Directors (as well as of the Executive Committee) of Telecom Italia when matters are proposed or discussed that relate to the activities of the Company and its subsidiaries in the telecommunications markets of Brazil and Argentina, as well as, as a rule, in all cases likely to be prejudicial to Telecom Italia.

►

h) Change of control clauses

A series of agreements to which Telecom Italia is party provides for the obligation to give notice of any change of control.

This obligation, provided for by national legislation governing the certificates of permission, is first of all referred to in the general authorisation certificates granted to Telecom Italia for operating and providing an electronic communications network together with the supply of electronic communications services; the same obligation is specified in the general concession/authorisation certificates granted to the subsidiary TI Media as network operator and content provider. A similar obligation is regulated by local legislation and specified in the concession/license certificates of telecommunications services granted to foreign subsidiaries of the Group.

Telecom Italia is also party to agreements in which the change of control involves a modification or even the cancellation of the facility.  Other agreements, however, not related to financing, are subject to confidentiality constraints, such that the disclosure of this clause would be seriously detrimental to the Company, which therefore exercises the right not to make a disclosure on this aspect, pursuant to Article 123-bis of CFL, subsection 1, letter h), second part. In other cases, the agreement is not considered significant.

The following cases remain, all of which relate to financing agreements:

*

Multi currency revolving credit facility (8,000,000,000 euros). The agreement was signed by Telecom Italia with a syndicate of banks on 1 August 2005, and subsequently amended. In the event of a change of control, Telecom Italia must inform the agent within 5 working days and the agent, on behalf of the financing banks, will negotiate in good faith to determine how to continue the relationship. Neither party shall be obliged to continue such negotiation beyond the term of 30 days; upon expiry of the term, in the absence of agreement, the facility will cease to be effective and Telecom Italia will be required to return any sums already paid to the same (currently equal to 1,500,000,000 euros). No change of control arises should the control, pursuant to Article 2359 of the Civil Code, be acquired (i) by shareholders who, at the date of signature of the agreement, directly or indirectly, held more than 13% of the voting rights at the shareholder’s meeting, or (ii) by investors (Telefonica, Assicurazioni Generali, Sintonia, Intesa Sanpaolo and Mediobanca), which on 28 April 2007, entered into a shareholders’ agreement related to Telecom Italia shares, or (iii) by a pool of subjects belonging to these two categories.

*

Revolving credit facility (1,250,000,000 euros). The agreement was signed by Telecom Italia with a syndicate of banks on 12 February 2010, and envisages regulations similar to those contained in the facility of 1 August 2005, although updated to take into account the amendment introduced in the shareholders’ agreement of 28 April 2007, made on 28 October 2009. Therefore, pursuant to Article 2359 of the Civil Code, no change of control arises should control be acquired directly or indirectly (through subsidiaries) by the investors Telefónica SA, Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A. and Mediobanca S.p.A., without prejudice to the provisions described above that remain unchanged;

*

Revolving credit facility (200.000.000 euros). The agreement was signed between Telecom Italia and Unicredit S.p.A. on 20 December 2010, and envisages regulations essentially identical to those contained in the facility of 12 February 2010. The sum paid out is currently equal to 120,000,000 euros;

*

Notes. The regulations of loans issued within the framework of the EMTN Programme to both Olivetti and Telecom Italia and loans denominated in U.S. dollars typically state that, in the case of merger or transfer of all or substantially all of the assets of the issuing company or surety, the incorporating or transferee company must assume all the obligations of the incorporated or transferred company. Failure to comply with this obligation, if is not rectified, constitutes an event of default;

*

Contracts with the European Investment Bank (EIB). In the contracts entered into by Telecom Italia with the EIB, for a total maximum amount of approximately 2.65 billion euros, there is an obligation to promptly notify the Bank of any amendments to the Bylaws or the distribution of capital among the shareholders that may lead to a change of control. Failing such notification, the contract shall be cancelled, which also occurs when a shareholder who did not hold at least 2% of the share capital at the date of signature of the contract comes to hold more than 50% of the voting rights in the Ordinary Shareholder’s Meeting or of share capital, whenever, in the reasonable opinion of the Bank, this may be detrimental to the Bank or impair the execution of the funding project,

*

Export Credit Agreement (remaining nominal amount of 63 million euros). The agreement was signed in 2004 between Telecom Italia and Société Générale and provided for repayment of the loan in 2013. It was established that, in case of change of control and subsequent failure to reach an agreement with the lending bank, Telecom Italia would have to repay the remaining quota of the loan still outstanding on the first due date for the payment of interest.

►

i) Authorisation to increase share capital and share buy-back

The Shareholders’ meeting of 28 April 2009 vested the Directors, for five years, with the powers to increase, in one or more tranches, the share capital for payment by up to a maximum nominal total value of 880,000,000 euros through the issue, with or without share premium, of up to a maximum of 1,600,000,000 ordinary shares with a par value of 0.55 euro each

*

to be offered with the right of pre-emption to persons having entitlement; or, even just a part thereof,

*

to be offered by subscription to employees of Telecom Italia S.p.A. and its subsidiaries with the exclusion of the right of pre-emption, pursuant to the combined effects of the last paragraph of Article 2441 of the Civil Code and Article 134, subsection 2 of the CFL.

* * *

The Shareholders’ meeting of 29 April 2010 resolved to grant the Directors, pursuant to Article 2443 of the Civil Code, the powers to increase share capital for a period of five years from the date of the resolution,

*

to service the implementation of the “2010-2014 Broad-based Employee Share Ownership Plan,” (i) by the issuance for cash of a maximum of 31,000,000 new ordinary shares with a par value of Euro 0.55 each, and as such for a nominal amount no greater than Euro 17,050,000, regular enjoyment, excluding the right of pre-emption pursuant to Art. 2441, paragraph 8, of the Civil Code and Art. 134, paragraph 2, of Legislative Decree no. 58/1998, to be reserved for the respective beneficiaries (the Board of Directors in the meeting of 6 May 2010 exercised these powers up to the maximum permitted value), and therefore subsequently (ii) in the maximum amount of Euro 5,683,333.15 by the allotment of the corresponding maximum amount of profits pursuant to Art. 2349 of the Civil Code, by the issuance of the number of ordinary shares necessary for the allotment of one bonus share for every three shares subscribed for cash as described above by employees in the “2010-2014 Broad-based Employee Share Ownership Plan,” within the time periods and under the terms and conditions provided for therein;

*

to service implementation of the “2010-2015 Long-Term Incentive Plan,” (i) by the issue for payment of new ordinary shares with a par value of 0.55 euro each, regular dividend entitlement, to the maximum amount of 5,000,000 euros, excluding the pre-emption right pursuant to Article 2441, subsection 8, of the Civil Code and Article 134, subsection 2, of the CFL, to be reserved for the respective beneficiaries, and then subsequently (ii) in the maximum amount of 5,000,000 euros by the allocation of the corresponding maximum amount of profits pursuant to Article 2349 of the Civil Code, by the issue of the number of ordinary shares necessary to allocate one free share for every share subscribed for payment, as described above, by employee beneficiaries of the “2010-2015 Long-Term Incentive Plan,” subject to terms and conditions and according to the procedures laid down therein.

* * *

No authorisation for the purchase of own shares of the Company is currently effective.

►

j) Management and coordination

Telecom Italia is not subject to management and coordination pursuant to Article 2497 and subsequent articles of the Civil Code.

3. Compliance

Telecom Italia is a limited company with registered office in Italy, subject to Italian and European Community law. Moreover,

*

in relation to the listing of its shares on Borsa Italiana and of some of its bonds on the Luxembourg Stock Exchange, it is required to comply with corresponding regulations;

*

in its capacity as a foreign issuer, registered at the U.S. Securities and Exchange Commission and listed on the New York Stock Exchange, it is subject to U.S. law. In this regard, as specified in the Self-regulatory Code (available on the website www.telecomitalia.com, Corporate Section, Governance Channel), the Board of Auditors performs the duties of the audit committee.

Telecom Italia adheres to the Self-regulatory Code of the Borsa Italiana (available at the link http://www.borsaitaliana.it) and aligns its corporate governance system with the best national and international practices.

* * *

Telecom Italia’s strategic subsidiaries include:

*

the Tim Brasil group companies, the holding company of which, Tim Participações S.A. (indirectly controlled by Telecom Italia) is a company registered and listed in Brazil, as well as registered with the US Securities and Exchange Commission and listed on the New York Stock Exchange;

*

the Telecom Argentina group companies, controlled through Sofora S.A. and Nortel Inversora S.A., both companies registered in Argentina. Nortel Inversora S.A. and Telecom Argentina S.A. are listed locally, registered with the US Securities and Exchange Commission and listed on the New York Stock Exchange.

The corporate governance structure of Telecom Italia is not influenced by the legal provisions governing Tim Partecipações S.A. and Telecom Argentina S.A..

Moreover, in compliance with the Anatel order of 23 October 2007, mentioned earlier (and the subsequent Anatel order of 7 July 2009, with which the Brazilian authority ascertained the full compliance with the prescriptions it had imposed), Telecom Italia has had a procedure to formalise the separation of the activities of the Telecom Italia Group and the Telefónica Group in the Brazilian telecommunications market since 2007.

In addition, on 28 April 2010 the Council of the Brazilian antitrust commission (CADE) approved the so-called Telco Transaction (the act of concentration deriving from the transfer, in 2007, of the capital of Olimpia S.p.A. to Telco. At that time Olimpia held 17.99% of the ordinary share capital of the Company), subject to signature of an agreement formalising the undertakings given by the parties involved (Mediobanca, Generali, Intesa and Telefónica) and – purely as an intervening party – Tim Brasil, to maintain the separation and independence of the Telefónica and Telecom Italia groups in the business carried out in Brazil, preserving competition conditions in that market. As had occurred for the measures imposed by Anatel, the undertakings given to CADE were incorporated in a special internal procedure (board resolution of 6 May 2010).

A further procedure was introduced by the Board of Directors of Telecom Italia on 4 November 2010, against the undertakings given by the Group to Argentina’s CNDC to obtain approval of the transfer of 8% of Sofora S.A. to Telecom Italia International S.A. These undertakings were aimed at maintaining the separation and independence of the Telefónica and Telecom Italia groups in the activities undertaken in Argentina.

With the approval of the so-called CNDC procedure the internal procedure adopted at the end of 2008 to formalise the separation of the activities of the Telecom Italia Group and those of the Telefónica Group in Argentina’s telecommunications market was deemed superfluous and was revoked.

4. Board of Directors

►

4.1 Appointment and replacement

The bylaws regulation governing the process of appointing the Board of Directors was aligned with the provisions of Legislative Decree No. 27/2010 (implementing the so-called Shareholders' Rights Directive) by resolution of the Board on 30 September 2010.

Pursuant to Article 9 of the Bylaws as amended, the Board of Directors (composed of a minimum of 7 to a maximum of 19 Directors, as determined by the Shareholders’ meeting) is appointed on the basis of slates submitted to the Company's registered office at least twenty five days before the date set for the Shareholders’ Meeting at the first call, presented by persons entitled to vote holding a total of at least 0.5% of the ordinary share capital or different proportion as required by Consob. In Resolution no. 17633 of 26 January 2011, Consob set said share for Telecom Italia at 1%.

Four-fifths of the Directors to be elected are chosen from the slate that obtains more votes (so-called Majority Slate) in the order they are listed on the slate; in the event of a fractional number, it shall be rounded down to the nearest whole number. The remaining directors are chosen from the other slates. To that end, the votes obtained are divided by progressive whole numbers starting from one up to the number of Directors to be elected and the quotients assigned to the respective candidates, in the order listed. The quotients assigned in this way are arranged in a single decreasing ranking and the candidates who have obtained the highest quotients are elected, without prejudice to the legal provisions requiring the presence of at least one Director chosen from a slate not connected with the shareholders who have submitted or voted for the Majority Slate and at least two Directors meeting the requirements of independence legally established for the members of the Board of Auditors.

For the appointment of Directors for any reason not appointed pursuant to the procedure described above, the Shareholders’ meeting passes the resolutions with the legal majority.

In accordance with Article 9.5 of the Telecom Italia Bylaws, together with the slates, each candidate must submit the acceptance of her/his candidancy and a declaration attesting that no causes of ineligibility and incompatibility exist, as well as a declaration that she/he possesses the prescribed requisites and any other information required by the applicable regulations and the Bylaws. Together with such declarations, each candidate shall also submit a curriculum vitae on his/her personal and professional characteristics indicating any management or control offices held at other companies, and his/her suitability to qualify as independent, according to the legal criteria and those adopted by the Company.

►

4.2 Composition

The Shareholders’ meeting of 14 April 2008 appointed the current Board of Directors, setting the number of its members at 15 and a term of office of three financial years (therefore until the shareholders’ meeting called to approve the financial statements for the year ended 31 December 2010). The Directors have also authorized candidates to continue their activities as illustrated in the curricula vitae, releasing them from the non-competition clause as far as necessary pursuant to Article 2390 of the Civil Code.

Pursuant to the regulations applicable at that time, three slates were presented:

Telco Slate

(Presenting Shareholder: Telco S.p.A.)

1. Cesar Alierta Izuel

2. Tarak Ben Ammar

3. Franco Bernabè

4. Elio Cosimo Catania

5. Jean Paul Fitoussi

6. Gabriele Galateri di Genola

7. Berardino Libonati

8. Julio Linares Lopez

9. Gaetano Miccichè

10. Aldo Minucci

11. Gianni Mion

12. Renato Pagliaro

13. Clemente Rebecchini

14. Filippo Maria Bruno

15. Karl Pardaens

Funds Slate

(Presenting Shareholder: Arca SGR S.p.A., UBI Pramerica SGR S.p.A., BNP Paribas Asset Management SGR S.p.A., Monte Paschi Asset Management SGR S.p.A., Eurizon Investimenti SGR S.p.A., Pioneer Investment Management SGR S.p.A., Pioneer Asset Management S.A., Eurizon Capital SGR S.p.A., Eurizon Capital S.A., Fideuram Investimenti SGR S.p.A., Fideuram Gestions S.A., Interfund Sicav)

1. Luigi Zingales

2. Stefano Cao

3. Aldo Roveri

4. Francesco Vella

Findim Group Slate

(Presenting Shareholder: Findim Group S.A.)

1. Paolo Baratta

2. Roland Berger

3. Gianemilio Osculati

The number of votes in relation to the voting share capital gave the following results:

Telco Slate: 3,588,317,001 votes (67.92%)

Findim Group Slate: 670,887,342 votes (12.70%)

Funds Slate: 385,290,381 votes (7.29%)

Therefore, from the Telco slate, which obtained the majority of the votes cast, twelve Directors were chosen in the order they were listed: Cesar Alierta Izuel, Tarak Ben Ammar, Franco Bernabè, Elio Cosimo Catania, Jean Paul Fitoussi, Gabriele Galateri di Genola, Berardino Libonati, Julio Linares López, Gaetano Miccichè, Aldo Minucci, Gianni Mion and Renato Pagliaro. As per the Bylaws, the remaining three Directors were chosen from the other two slates. Specifically,  Paolo Baratta and Roland Berger (from the Findim Group slate) and Luigi Zingales (from the Funds slate ) were thus elected.

Following the resignation of Stefano Cao on 22 December 2009, who had, in 2009, replaced Gianni Mion, the Shareholders’ meeting of 29 April 2010 appointed Mauro Sentinelli as Director for the remaining term of office of the current Board of Directors.

Board Member Berardino Libonati died on 30 November 2010; the Board of Directors at its meeting on 16 December, taking into account the expiry date of the next term of office, decided not to proceed with any co-opting.

The curricula vitae of the members of the control body are available on the website www.telecomitalia.com, Corporate Section - Governance channel.

Tables 2 and 3 provide information on the composition of the Board of Directors as at 31 December 2010, and the changes that occurred in 2010.

* * *

According to the provisions of Telecom Italia S.p.A’s Self-regulatory Code, acting as a director of the Company is not considered compatible with being the director or auditor in more than five companies, other than those subject to the control and coordination of Telecom Italia or its subsidiaries or affiliates, which are

*

listed in the FTSE/MIB and/or

*

operating primarily in the financial sector for the general public and/or

*

that carry out banking or insurance activities.

In the case of executive directors in companies with the characteristics listed above, the limit is reduced to three. The Board of Directors may, however, make a different assessment (which would be published in the annual report on corporate governance), even if departing from the stated criteria.

If a Director holds office in more than one company belonging to the same Group, it is standard practice to take into account, when calculating the number of offices, only one office held within that Group.

►

4.3 Role of the Board of Directors

Telecom Italia’s Self-regulatory Code reserves an active role for the Board in the strategic guidance of the Company and in the control of operations, giving this body a broad range of strategic powers and responsibilities to intervene directly in decisions having a major impact on the activities of the Company and the Group. In particular, the Board assumes the responsibility, inter alia, to:

*

review and approve the strategic, business and financial plans, as well as the budget;

*

review and approve strategic operations;

*

assess the adequacy of the organizational, administrative and accounting structure, with particular reference to the internal control system;

*

prepare and adopt the Company’s rules of corporate governance and define the Group’s corporate governance guidelines;

*

define the limits, operating methods and frequency with which the delegated bodies are required to report on the activities performed;

*

appoint the offices of Chairman and Chief Executive Officer of subsidiaries of strategic importance;

*

 supervise the overall business performance, periodically comparing the results achieved with those forecast.

The following fall within the sphere of strategic operations subject to prior approval by the board:

*

agreements with competitors of the Group, which, considering the subject, commitments, conditions, or limits that they may produce, have long-term effects on the freedom of strategic business decisions;

*

acts and transactions that involve entry into (or exit from) geographical and/or product markets;

*

industrial investments and disinvestments to a value of over 250 million euros;

*

the acquisition and sale of companies or branches of companies of strategic importance in the context of overall business activity or in any case for a value of over 250 million euros;

*

the acquisition and sale of controlling and associate holdings to a value of over 250 million euros, and in any case (even if of less value) in companies engaged in activities within the Group's core business, as well as agreements on exercising rights attached to those holdings;

*

obtaining loans for amounts in excess of 500 million euros, and the provision of loans and issue of guarantees on behalf of non-subsidiary companies for amounts over 250 million euros;

*

the above transactions, to be performed by unlisted subsidiaries of the Group, excluding those controlled by listed subsidiaries;

*

the listing and delisting of financial instruments issued by the Company or Group companies in regulated markets inside or outside Europe;

*

instructions to be given to listed subsidiaries (and their subsidiaries), when Telecom Italia exercises its managing and coordinating activity for the performance of operations with the characteristics indicated above.

* * *

The evaluation of business is based on a continuous flow of information to non-executive Directors and Auditors, coordinated by the Chairman of the Board of Directors. This happens from time to time during the meetings and specifically, with a detailed comparison between the results obtained and the objectives of the budget, when examining financial reports.

* * *

The Board of Directors assesses the adequacy of the organizational, administrative and accounting structure of the Company on the basis of information from management and, with specific reference to the internal control system, based on the preparatory work conducted by the Committee for internal control and corporate governance.  In exercising its duties as the corporate body in charge of the internal control system, the Board also avails

*

of the internal control manager, who performs the internal control function, identified as the consortium company Telecom Audit & Compliance Services;

*

 of the manager responsible for preparing corporate accounting documents, with particular regard to internal control over financial reporting.

* * *

The self-assessment of the size, composition and operation of the Board and its Committees was carried out for 2010, as for every year since 2005. As in 2009, support in the preparation and performance of this assessment was provided by Spencer Stuart.

The specific objectives of the 2010 edition of the review were as follows:

*

to prepare an outline of the results obtained in the closing three-year period, identifying what worked well and what could be improved further, also for the benefit of the Board to be appointed;

*

to provide ideas aimed at identifying areas of possible improvement;

*

 to explore the board decision-making process, the contribution made by the Committees and the informational support provided by management in relation to the most important decisions made during the year.

The board review was conducted by means of (i) individual interviews with Directors, involving the three components of self-assessment provided for by the Self-regulatory Code of Borsa Italiana (size, composition, operation), based on a "Guide to Interviewing" transmitted in advance; (ii) reading the minutes, to analyze issues covered as well as the duration and frequency of meetings. For each subject the respondents’ information and comments were collected, and feedback was requested on the effectiveness of the self-assessment method chosen as well as any suggestions for future editions.

An overall positive picture emerged from the self-evaluation. This is a quality Board with balanced and diversified skills, which has succeeded in improving some important operating procedures over the three years. In general, management of the decision-making process was appreciated as regards the information received, the preparatory work undertaken by the Committees and the level of debate.  The conducting of meetings was deemed effective, assuring each Director the opportunity to express his opinion, while respecting the timeframe of the agenda, in an atmosphere considered constructive and positive. The level of participation and degree of interaction between executive Members and others, including outside of institutional meetings, was considered extremely good. The minutes of the meetings are deemed complete and highly valued.

The level of knowledge of the key factors of business and the market and competitive conditions of the Company and the Group is an area of improvement that the Board considers it should work on, including through the organization of ad hoc meetings.  In this respect, satisfaction was expressed on the organization of a workshop with the company management to review the technological aspects and business perspectives; it has been recommended that this experience be repeated. On the other hand, the majority of Directors consider it appropriate to organize a structured induction program, to be offered to any newly appointed Directors, and in any case greater involvement of the management in meetings.

In general, the Board expresses the view that the assessment has effectively contributed to the improvement of its operations.  In particular, emphasis was placed on the implementation of actions defined in the action plan in response to the previous self-assessment.

* * *

During 2010 nine meetings of the Board of Directors were held; appropriate documentation was sent to the Directors, as promptly as compatible with the circumstances of the case, to enable informed participation in the meetings. Where specialized topics were discussed at the meetings managers were invited to participate in the proceedings. Outside consultants also participated in meetings when deemed useful to provide the necessary technical/professional support.

The average duration of meetings was approximately 3.7 hours.  The percentage of attendance was 92.43% (95.55% for independent Directors). There are ten scheduled meetings for 2011, two of which have already been held.

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4.4 Delegated bodies

The assignment (and revocation) of powers to Directors is reserved to the Board, which defines the purpose, limits and methods of exercising the assigned powers, and receives a flow of information on their activities, the overall management performance and the most significant transactions.

* * *

On 15 April 2008, the Board of Directors appointed Chairman Gabriele Galateri di Genola and CEO Franco Bernabè.

In addition to legal representation of the Company, the following tasks were attributed to the Chairman:

*

supervision of the development of strategic, industrial and financial plans, as well as their implementation and development;

*

supervision of the definition of organizational structures;

*

supervision of economic and financial performance;

*

responsibility for overseeing the review and definition of the guidelines of the internal control system.

In addition to the legal representation of the Company and all the powers to be exercised with a single signature, necessary to perform actions relevant to corporate activity in its various manifestations, none excluded, the Chief Executive Officer was attributed responsibility for the overall management of the Company and the Group and in particular:

*

the responsibility to define, propose to the Board of Directors and then develop and implement strategic, industrial and financial plans;

*

the responsibility to define the organizational structures;

*

all the organizational responsibilities for management and business development, through the coordination of the organizational functions not attributed to the Chairman.

* * *

On 15 April 2008, the Board of Directors also approved the establishment of an Executive Committee.

The Executive Committee is composed of the executive Directors (who shall ensure coordination with the Group's management) and some non-executive Directors; the Chairman of the Committee is the Chairman of the Board of Directors.  Its current composition can be found in Table 4.

As provided for by the Self-regulatory Code of the Company, the Committee has the task of monitoring the Company and Group performance, approving, upon the proposal of the executive Directors, the organizational macro-structures, formulating opinions to the Board of Directors on the budget and the strategic, industrial and financial plans of the Company and the Group and carrying out any other duties assigned by the Board of Directors relating to matters that can be delegated.

The Committee reports to the Board on the activities carried out in the most appropriate ways, and, in any case, each time at the following Board meeting.

During 2010, the Committee held five meetings, with an average duration of approximately 2.4 hours.  The percentage of attendance was 97.2% (100% for independent Directors). In 2011, four meetings are planned, of which one has already been held.

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4.5 Other executive Directors

There are no executive Directors on the Board of Directors other than the Chairman and the Chief Executive Officer.

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4.6 Independent directors

Telecom Italia has adopted the criteria established by the Self-regulatory Code of Borsa Italiana for the qualification of the independence of Directors. Based on the information provided by the Directors, Paolo Baratta, Roland Berger, Elio Cosimo Catania, Jean Paul Fitoussi and Luigi Zingales are independent Board members

The Board of Directors, at its meeting of 24 February 2011, verified the independence requirements of its members, pursuant to art. 147-ter, subsection 4, of the CFL, noting that the requirements of the composition of the administrative body in its entirety (the presence of at least two independent Directors according to the criteria established by law for Auditors) had been respected.

The Board of Auditors monitored the verification of the requirements and the correct application of the criteria of independence.

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4.7 Lead Independent Director

The Lead Independent Director, Paolo Baratta, is currently the Chairman of the Committee for Internal control and corporate governance, as well as a member of the Supervisory Board under Legislative Decree no. 231/2001.

The Lead Independent Director is the point of reference and coordination for the issues and contributions of the independent Directors. He is granted the right to use corporate structures to perform the tasks entrusted to him and to convene special meetings of the Independent Directors (Independent Directors' Executive Sessions) to discuss issues affecting the functioning of the Board of Directors or the management of the business. During 2010 the Independent Directors formally met once.

Pursuant to the Self-regulatory Code, the Chairman of the Board of Directors is assisted by the Lead Independent Director in improving the functioning of the administrative body (including the identification of topics to be examined by the entire Board).

5. Handling of corporate information

Telecom Italia has suitable procedures for classifying and managing information in terms of confidentiality.

Moreover, a procedure has been adopted for the internal handling and external communication of documents and information concerning the Company, with specific reference to sensitive information (available at www.telecomitalia.com, Corporate Section, Governance Channel). The procedure regulates the management of sensitive information relating to Telecom Italia, its unlisted subsidiaries and listed financial instruments of the Group; this procedure is addressed to all members of corporate bodies as well as employees and outside collaborators who have access to information that is likely to evolve into sensitive information (known as market sensitive information). It also applies as an instruction to all subsidiaries in order to obtain from them, without delay, the information necessary for the timely and proper fulfilment of the public disclosure obligations.

The procedure in question, finally, regulates the establishment of the register of persons having access to sensitive information (Article 152-bis et seq. of the Issuer Regulations). This Register ensures the traceability of access to market sensitive information in individual contexts, which are divided into

*

activities/processes that are relevant, recurrent or continuous (e.g. the reporting process and the meetings of the company bodies);

*

specific projects/events (e.g. extraordinary corporate transactions, acquisitions/divestitures, relevant external events).

The names in the Registry are entered for each continuous or recurrent activity/process or per individual project/event (including the possibility of multiple entries of the same subject in different information contexts), indicating the first date that specific market sensitive information became available and any date from which that availability ended (registration in/de-registration from the relevant information context). Upon registration, the system automatically produces a notification message to the interested person, together with a special informative note about obligations, restrictions and responsibilities related to access to market sensitive information.

6. Board committees

In addition to the aforementioned Executive Committee, the Board also has a Nomination and Remuneration Committee and a Committee for Internal Control and Corporate Governance, whose functions are described in the Company’s Self-regulatory Code.

7. Nomination and remuneration committee

The Nomination and Remuneration Committee comprises non-executive Directors, the majority of whom are independent directors, with at least one Director from a minority slate.  Its current composition can be found in Table 4.

The Committee is responsible for providing advice and recommendations

*

on the remuneration of the Directors who hold particular positions, in order to ensure alignment with the objective of creating shareholder value over time;

*

on the periodic evaluation of the criteria for the remuneration of the Company’s top management and the adoption, following the indication of the managing directors, of any stock option plans or share assignment plans;

*

on the monitoring of the implementation of decisions taken, and of corporate policy regarding the compensation of top management, and

*

on the proposal of candidates to the Board in case of the replacement, during the term of office, of an independent Director.

In 2010, the Committee examined market trends and the evolution of rules regarding remuneration policies, in order to identify a remuneration structure that would be consistent with best practice, competitive and able to retain and motivate management resources identified as critical. With regard to the Top Management team, a policy was pursued of aligning remuneration levels in Telecom Italia with the median for the European Top Executive management market. For the remaining managers, similar methods of comparing and aligning remuneration with the relevant national market were used.

With regard to the short-term variable incentive system, in 2010, the Committee submitted to the plenary session of the Board of Directors the final proposals for assessing the 2009 performance targets and determining the 2010 performance targets for the CEO (targets that were then assessed in 2011). The performance conditions system of the CEO’s variable remuneration component was then used as the basis for setting the short-term incentive (MBO) for all executives.

The Committee promoted a policy of alignment between the interests of shareholders and the interests of the management, broadening the scope of the incentives to resources involved in pursuing the company’s long term objectives. As a result, a long-term remuneration plan was launched in 2010 which involved a selected number of executives (“Long Term Incentive Plan 2010-2015”), who had not previously received remuneration based on financial instruments. With a view to ensuring the continuity of the new model, a preparatory work was then carried out that led to the formulation of a “Long Term Incentive Plan 2011” proposal on which the Shareholders’ Meeting will be asked to pass a resolution in April 2011.

In order to promote share ownership among all employees and strengthen the sense of belonging to the Group, in 2010 the Committee also promoted the 2010-2014 Broad-based Employee Share Ownership Plan, submitted to the Shareholders’ Meeting for approval on 29 April 2010 and launched by the summer, and positively received by its beneficiaries (87% of the share capital increase reserved for them was subscribed).

Finally, the monitoring that began in 2009 of the activities associated with the management development system, and the succession planning process for strategic positions, as performed by the Human Resources and Organization department, continued in 2010. The implemented system – which assesses compliance with the Company’s leadership model and the extent to which individual potential can be used in other positions  – was considered by the Committee to be consistent with the strategies and policies of the Telecom Italia Group.

Building on this experience, the Committee was instructed by the Board of Directors to explore international best practices with a view to establishing a method for the succession planning of the Chief Executive Officer, essentially in the event of him having to be replaced prior to the normal expiry of his term of office. This will remedy the current lack of a pre-established succession plan for such an event: the objective being in this case not to have a succession table but to formalise a process which, based on a pre-established profile, allows emergency situations to be handled quickly and in an orderly fashion, with the nomination of candidates remaining in the hands of shareholders in normal situations.

The Board of Directors was kept informed of the various activities of the Nomination and Remuneration Committee at its first available meeting.

To fulfil its duties, the Committee has made use of both the internal structures of the Company and external consultants of its choice (which have no relations with the Company that may compromise the independence of opinion). During 2010, there were eight meetings, all duly minuted and held in plenary sessions. At the meetings (average length: 1.9 hours), from time to time, the managers responsible for the issues under discussion were invited to offer support.

In 2011 three meetings have already taken place.

8. Remuneration of directors, general managers and key managers with strategic responsibilities

The remunerations received by Directors, General Managers and Key Managers in 2010 are provided in Note 44 (Other information) to the financial statements of Telecom Italia S.p.A..

* * *

The Board of Directors, at its meeting of 15 April 2008, proceeded to the distribution of the  annual aggregate remuneration of 2.2 million euros approved by the Shareholders’ Meeting of 14 April 2008, for the three-year period 2008-2010, as follows:

*

a remuneration of 110,000 euros for each Director in office;

*

an additional remuneration of 35,000 euros for each member of the Executive Board;

*

an additional remuneration of 45,000 euros for each member of the Committee for internal control and corporate governance;

*

an additional remuneration of 20,000 euros for each member of the Nomination and Remuneration Committee;

*

an additional remuneration of 20,000 euros for the Director appointed to the Supervisory Board under Legislative Decree no. 231/2001.

* * *

Non-executive Directors receive a remuneration resulting from the distribution of the aggregate sum established by the Shareholders’ Meeting on 14 April 2008, as specified above. Their remuneration is not related to the Company's financial performance nor are they granted access to share plans.

* * *

The Board of Directors, upon the proposal of the Nomination and Remuneration Committee and after hearing the opinion of the Board of Auditors, established for the executive directors, in addition to the aforementioned remuneration, a fixed remuneration for the position, respectively, equal to 1,300,000 euros for the Chairman and 1,400,000 euros for the CEO, in addition to:

*

the availability of a service apartment for the Chairman;

*

the payment, for social security purposes, of an amount equal to 10% of the fixed remuneration for the CEO;

*

for both, (i) health insurance coverage and insurance against accidents at and outside of work, life insurance and insurance covering permanent disability due to illness; (ii) an amount equal to the sum necessary in order to pay the applicable taxes on these taxable benefits.

A short-term incentive system is also provided for the CEO with an annual value of between 50% and 200% of his fixed remuneration, depending on the level of achievement of suitable certifiable indicators, which in the 2010 financial year related to some of the priorities of the 2009-2011 business plan:

*

Consolidated Net Income post minorities (weight: 20%),

*

Net Financial Position (weight: 15%),

*

consolidated organic ebitda (weight: 15%),

*

total organic domestic revenues (weight: 15%)

*

Quality, in terms of Customer Satisfaction Index (weight: 15%).

The objectives of these parameters were set by the 2010 budget target, with the possibility of a negative deviation up to a minimum threshold and maximum pay out when a predetermined positive deviation is reached. The variance was differentiated depending on the indicator and intermediate performance results were measured according to a linear function. In addition to the quantitative parameters (which accounted for 80% in total) there was a qualitative overall performance evaluation criterion applied to the CEO (accounting for 20%), based on the discretional opinion of the Board of Directors, on a proposal from the Nomination and Remuneration Committee. Based on the degree of achievement of the aforesaid quantitative objectives by the company and the discretional and qualitative evaluation of the activities of the CEO, the bonus awarded to him for 2010 amounted to one full year’s fixed remuneration (100%).

For completeness, we note that in 2010 the CEO declined part of the 2009 accrued bonus, which was used to finance scholarships for children of the employees of Group companies. The amount declined equalled 194,000 euros, with regard to an accrued bonus of 980,000 euros.

The Chairman and CEO, moreover (see table in Note 44 - Other information to the financial statements of Telecom Italia S.p.A.), are assigned stock options pursuant to the plan approved by the Shareholders’ Meeting of 14 April 2008, in the amount of 3,000,000 for the Chairman and 8,400,000 for the CEO. The applicable terms are best described in the public disclosure published in accordance with art. 84-bis of the Issuer Regulations, available at www.telecomitalia.com, Corporate Section, Governance channel. It should be noted however that 25% of those options is to be considered closed, due to the failure to achieve the performance targets to which they were subject, correlated to the Total Shareholders Return of Telecom Italia over the period December 2007-December 2010 with respect to the ten largest companies of the DJ Stoxx Tlc index. Therefore, 2,250,000 options remain in the hands of the Chairman and 6,300,000 options in those of the Chief Executive Officer, which are not subject to performance conditions and can be exercised for three years from the expiry of the vesting period (15 April 2011), with a purchase strike price set at 1.95 euro per share.

The right to exercise the options is conditioned by the fact that directorship in the Company must be retained until the date of the Shareholders’ Meeting called to approve the 2010 financial statements. A provision exists however for early vesting and immediate exercisability of options that are not subject to performance conditions in the event of a takeover bid and/or tender offer involving Telecom Italia shares, termination of employment at the Company’s initiative not for just cause, resignation for just cause. The stock option plan also provides for a portion of the options not subject to performance conditions, that is proportional to the fraction of the three-year period that has elapsed before any early cessation of the whole Board of Directors or death of the holder of the options, to be considered vested and immediately exercisable.

Finally, payment of the sums due up until expiry of their term of office, supplemented by an indemnity equal to one year’s annual remuneration, is contemplated for the Chairman and the Chief Executive Officer, should they leave office before the expiry of the mandate granted by the Shareholders’ Meeting of 14 April 2008 (approval of financial statements as at 31 December 2010). For the CEO, the variable component is included in the calculation, which is valued as the average of actual payments which have already been made. Severance payment is due in the event of the early termination of the relationship as directors

*

for objective reasons (such as the merger of the Company or the dismissal of the whole Board pursuant to Art. 9.10 of the Bylaws),

*

at the initiative of the Company (except in case of just cause) or

*

at the initiative of those interested for just cause (e.g.: change in the position, having regard, in particular, to the powers conferred, and significant change of the relevant sharholders).

* * *

At the meeting held on 3 February 2011, the Board of Directors took note of the new team of Executives with strategic responsibilities (also called executive officers or key managers), resulting after the entry of the Telecom Argentina Group into the consolidation area of Telecom Italia S.p.A.. These Executives are identified in the persons who hold, pro tempore, the following positions

*

Managers of Domestic Market Operations, Technology and Operations, Diretor Presidente of Tim Brasil, Director General Ejecutivo of Telecom Argentina,

*

General Counsel, Managers of Administration, Finance and Control, Human Resources and Organization, Purchasing,

to whom the Chairman of the Board of Directors and the Chief Executive Officer (to whom the information given below does not apply) are added.

The total remuneration paid during the year 2010 to pro tempore executives recognized as having strategic responsibilities is given, in aggregate form, in Note 44 (Other information) to the financial statements of Telecom Italia S.p.A..

The remuneration of key managers with strategic responsibilities has a variable short-term component linked to the finanical results achieved by the Company and/or the achievement of specific annual objectives in the form of the so-called MBO. A free allocation of a predetermined number of ordinary shares (under the plan called "Performance Share Granting") which is variable depending on the actual period of participation in the 2008-2011 Incentive Plan and the degree of achievement of predetermined share performance targets, expressed in terms of absolute and relative Total Shareholder Return, are then granted to key managers and senior management. The information document on the plan is available at the website www.telecomitalia.com, Corporate Section - Governance channel

9. Internal control and corporate governance committee

The Committee for internal control and corporate governance, present in the governance structure of the Company since 2000, has the following consultative and advisory functions. The Committee:

*

assists the Board and, upon request, the Managing Directors in performing their duties related to the Company's internal control system;

*

evaluates the work plan prepared by the internal control manager, who sends its periodic reports (on a quarterly basis) to the Committee;

*

assesses, together with the Company heads of administration and the executive in charge of preparing the company’s accounting reports, having consulted the Statutory Auditor, the correct application of accounting principles and their consistent application within the Group for the purpose of preparing consolidated financial statements;

*

evaluates the work plan submitted for review and the results described in the report and any letter of suggestion from the Statutory Auditor;

*

reports to the Board on its activities at each following Board meeting, and on the adequacy of the internal control system upon approval of the annual financial statements and half-yearly report.

The Committee also

*

ensures the effectiveness of the auditing process, as required by applicable laws, in compliance with the principles for carrying out transactions with related parties (with subsequent generalised monitoring and preventative review of some "prominent" transactions), on the observance and periodic updating of the corporate governance rules;

*

expresses its opinion on the appointment, revocation and conferment of powers to the internal control manager and the executive in charge of preparing company’s accounting documents;

*

defines the procedure and timing of the “board performance evaluation”;

*

performs other duties assigned to it from time to time by the Board of Directors.

In particular, the Board has entrusted the Committee with the task of high-level supervision related to corporate social responsibility, monitoring, ex post, the consistency of the actions performed in the sector with the principles laid down by the Code of Conduct and Ethics of the Group and the values of Telecom Italia.

During 2010, the Committee examined the quarterly reports prepared by the internal control manager on auditing activities, on the implementation of plans to improve the internal control system and implementation of follow-up actions arising from previous internal audits, on the work done to monitor and verify the compliance of processes and operations with specific legal provisions and internal procedures, as well as risk management and IT compliance. With regard to these activities, Telecom Italia Audit and Compliance Services S.c.a.r.l. (acting as manager of internal control:  see below) from time to time provided an update on situations of major interest. The Committee then shared, at the first meetings of 2011, the general planning principles and objectives of the internal auditor for the period 2011-2013.

In relation to auditing, the Committee (which has been kept informed of the selection process of the Statutory Auditor for the nine-year period from 2010 to 2018, which is the responsibility of the Board of Auditors) has verified management’s proper implementation of accounting principles and in particular the goodwill impairment test process in the financial statements. In this regard, it examined the methodological approach and operational conclusions reached, periodically meeting the manager responsible for preparing the accounting documents, the Company consultants and the Statutory Auditor. Earlier in the year, the Committee also closely followed the verification activities related to the Telecom Italia Sparkle case (see the corporate governance report published last year), including the documentary investigation which led to the assessment of errors in the financial statements for the years 2005-2008 and their subsequent restatement.  In addition to the monitoring of the Sparkle proceedings, the Committee monitored the various stages of the security proceedings, including hearings with advisers and defenders of the Group.

On a different front, the Committee has followed the maintenance and updating of the so-called Organizational Model 231 (see below), together with the activities to amend the Bylaws and implement the Shareholders' Rights Directive (as per Legislative Decree no. 27/2010), approved by the Board of Directors on 30 September 2010. The Committee, with the sole intervention of its independent members (Paolo Baratta - Chairman, Ronald Berger and Jean-Paul Fitoussi), supplemented for the occasion by Board Member Luigi Zingales, was entrusted, by the Board of Directors, with the task of expressing an opinion requested by Consob Regulation No. 17221/2010 on the procedure that listed companies are required to adopt to ensure transparency and fairness in transactions with related parties pursuant to the above Regulation. As more fully explained below, the procedure was approved on 4 November 2010, and has replaced, with effect from 1 January 2011, the principles of conduct for transactions with related parties that Telecom Italia adopted as part of its Corporate Governance in 2006.

The Board of Directors was informed of all of the above at each following Board meeting.

* * *

For the composition of the Committee (all non-executive directors, most of whom are independent, with at least one taken from a minority slate) see Table 4. All its members have experience in accounting and finance.

During 2010, the Committee held twelve meetings, regularly minuted, supported by the expert contribution of the company management or consultants external to the Board. The average duration of meetings was approximately 2.5 hours and the percentage of attendance was 81.25%. On seven occasions, the Committee for internal control and corporate governance met, on account of the issues to be addressed, together with the Board of Auditors, which, in any case, attended all the meetings of said Committee, through the participation of at least its Chairman (or another designated Auditor).

In 2011, the Committee has already met three times.

10. Internal control system

The internal control system is a set of rules, procedures and organizational structures that, through a process of identifying, measuring, managing and monitoring the main risks, allows the sound and fair operation of the company in line with the pre-established objectives. As such this process is aimed at pursuing the values of both procedural and substantial fairness, and transparency and accountability, which are considered key factors for Telecom Italia business, in compliance with the Code of Conduct and Ethics of the Group and the Company’s Self-regulatory Code (both of which can be found on the company website www.telecomitalia.com, Corporate section Governance channel). This process, constantly monitored in light of steady improvement, is intended to ensure, in particular, the efficiency of company operations and entrepreneurial conduct, its transparency and verifiability, the reliability of information and management and accounting data, compliance with applicable laws and regulations as well as the safeguarding of company integrity and its assets, also in order to prevent fraud against the Company and the financial markets.

The Board of Directors, insofar as it is responsible for the internal control system, sets the guidelines, verifying its adequacy, effectiveness and proper functioning, so that the main company risks (operational, compliance-related, economic and financial) are properly identified and managed over time.

* * *

To ensure a comprehensive approach to risk management, the Telecom Italia Group has implemented an integrated process on the basis of the Enterprise Risk Management (ERM). This is a governance tool with a top-down approach, which provides for the identification, evaluation and management of risks, as well as the development of a system to provide information to stakeholders.

The process of risk management (defined as "potential events whose occurrence could compromise the achievement of strategic objectives") is governed by the Group Risk Management Committee, chaired and coordinated by the Administration, Finance and Control Manager, and comprising:

*

the Managers of the Domestic Market Operations, Technology & Operations and International Business;

*

the Managers of Corporate and Legal Affairs, Human Resources and Organization, Purchasing and Security;

*

the Manager of Risk Management Administration, Finance and Control, who provides support in coordinating the Committee.

This committee refers to the Chief Executive Officer of the Parent Company and periodically informs the responsible governance bodies on the results of its activities.

The ERM process is based on self-assessment of the risk profile by management and allows for the definition of:

*

the map of risks (Risk Register), assessed by impact and probability of occurrence, focusing on the most significant risks (so-called Top Risks). The impact-probability assessment is performed both at the "inherent" level (without considering existing management actions) and at the "residual" level (considering the risk net of the actions undertaken);

*

the maturity level of the Top Risks management process through a gap analysis. A maturity index (Risk Maturity Index - RMI), traceable over time, is identified for each Top Risk and the Risk Management System at central level;

*

treatment of risk, performed by risk owner company structures by defining and implementing appropriate action plans, aimed at both reducing the level of residual risk and increasing the RMI.

The risks that were mapped were classified into ten clusters (corresponding to the following macro-causes: Processes, Strategy, Human Resources, Ethics & Compliance, Technology, Regulations, Markets, Budget, Damages and Finance) which can be organised into five classes: Management Risks, Compliance-related Risks, Risks of Fraud, Continuity Risks and Financial Risks.

* * *

In particular, with regard to financial risks, the Telecom Italia Group, in conducting its operations, is exposed to:

*

market risk: arising from variations in interest and exchange rates related to financial assets and financial liabilities incurred;

*

credit risk: representing the risk of non-fulfilment of obligations assumed by a counterparty in relation to the utilization of liquidity;

*

liquidity risk: related to the need to meet short-term financial liabilities.

These risks are faced through (i) the definition of guidelines which must motivate the operations, (ii) the operation of an internal management committee which monitors the level of risk exposure in line with the pre-set objectives, (iii) monitoring the results achieved. In particular, management policies include:

*

for market risk: fully hedging the exchange risk and minimizing exposure to interest rates through appropriate diversification of the portfolio, including the use of derivative financial instruments;

*

for credit risk: liquidity management based on prudential criteria and articulated primarily in "money market management" activities (investment of temporary cash surplus) and "bond portfolio management" (investment of a permanent level of liquidity). In both situations, in order to reduce the risk of non-fulfilment of the obligations assumed by a counterparty, the counterparties and selected issuers have a high credit rating thanks to a policy designed to diversify the use of liquidity and allocate credit positions among the different banks;

*

for liquidity risk: an adequate level of financial flexibility obtained by maintaining a Treasury margin that allows the refinancing requirements to be covered for at least the next twelve months.

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10.1 Executive Director in charge of the internal control system

The Board of Directors has identified, in the Chairman, the Director responsible for overseeing the functioning of the internal control system; he/she is then assigned the task of designing tools and methods to adapt the system, and seeing to their adjustment to changes in operating conditions and the legislative and regulatory framework.

The Executive Directors, each with reference to the extent of its own powers and in collaboration with the manager responsible for preparing corporate accounting documents and the head of internal control for aspects of specific expertise, using tools and in compliance with conditions set as above, ensure the overall adequacy of the system and its practical features, from a risk-based perspective, which is also considered  in the definition of the agenda of the Board meetings.

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10.2 Manager responsible for internal control

In exercising its responsibility for the internal control system, the Board uses, as well as the Committee for Internal control and Corporate Governance, a person in charge (as already referred to in previous Reports of governance: the consortium Telecom Italia Audit & Compliance Services) provided with an appropriate level of independence and resources to perform the function, including the ability to access directly, with full autonomy, all the information necessary to perform the assignment. The person in charge is responsible for supporting the management and control boards in assessing the adequacy and effectiveness of the control system and consequently to propose corrective measures in case of anomalies and malfunctions.

Telecom Italia Audit & Compliance Services:

*

reports on its work to the Director delegated for this purpose, the Committee for Internal Control and Corporate Governance and, through it, the Board of Directors, as well as the Board of Auditors; In particular, it reports on how risk is managed, as well as how compliance is ensured with established plans for risk containment, and expresses its assessment on the suitability of the internal control system to attain an acceptable overall risk profile;

*

carries out verifications also at the request of the manager responsible for preparing the Company accounting documents;

*

has a role in ensuring respect for the principles and values expressed in the Code of Conduct and Ethics, by managing reports from employees and third parties on violations of laws or regulations, of the Code itself, and the internal procedures, as well as irregularities or negligence (including accounting), and promoting the most appropriate resulting initiatives, including the proposal for the imposition of sanctions.

During 2010, Telecom Italia Audit & Compliance Services continued its oversight of the Telecom Italia internal control system, in meeting its Control Governance objectives, through different organizational components of Audit, Compliance, IT Risk & Security Governance and the subsidiary TI Audit  Compliance Latam, which – in meeting their respective missions – have ensured comprehensive oversight. In this regard, it is stated that:

*

the findings of this oversight allow, in particular, for an assessment of the internal auditing system designed to verify – in relation to their suitability, practicality and reasonable degree of certainty – the ability of the system to influence the actual achievement of the objectives assigned to individual business structures (effectiveness profile), taking account of resources for their realization (efficiency profile) in light of the factors (qualitative/quantitative) of risk present and their likelihood to influence the achievement of those objectives;

*

the enhancement in the evolution of the system of internal control is pursued by Telecom Italia Audit & Compliance Services in accordance with the guidelines of the Self-Regulatory Codes of Telecom Italia and the Borsa Italiana on the following main aspects that characterize and qualify the corporate governance of listed companies: business ethics, regulatory framework, procedural framework, corporate culture, organizational aspects, corporate information and communications, business processes to ensure operational effectiveness and efficiency.

For the purpose of an overall assessment of the internal control system, Telecom Italia Audit & Compliance Services has considered, as a methodological reference for its own interventions, the following components of the CoSo Report (control model developed by the Committee of Sponsoring Organisations (COSO) of the Treadway Commission):

*

Control environment and Information and Communication, which has a significant impact on, inter alia, oversight of the compliance and auditing methodologies, dissemination of the control culture and consolidation of the ethical values of business;

*

Assessment of risks and control activities, which require a process of identifying and managing auditing projects, as well as guaranteeing the compliance of processes and business operations with applicable laws and internal procedures of reference;

*

Monitoring, which requires the implementation of activities to safeguard the business areas with the highest risk, in the jurisdiction of Audit and Compliance, designed to oversee the effective and efficient correction of the weaknesses reported.

In 2010, actions were made that allowed for the coverage of the organizational areas of the Group in line with what is defined in the planning, with incremental steps taken to address situations that emerged during the year, especially in the area of International Business. In 2010, 99 reports were received, 46 of which concerned company business (mainly, alleged collusion between employees and suppliers, employees who carry out the alleged activities in competition with Telecom Italia, probable fraud towards ASSILT and CRALT, unethical behaviour of employees, potential commercial fraud, disputes between customers/suppliers and Telecom Italia, criticism of organizational decisions or business rules). Of the reports received, in-depth examinations have been conducted (or are in progress/planned), and if necessary, corrective measures have been implemented (or are in progress) by the pertinent structures. Corrective actions have been taken, judged to be reasonable for the elimination of weaknesses, and specific follow-ups made, according to predetermined criteria and objectives, and continuous monitoring of the individual actions carried out progressively according to a new operating model that consists of systematic feedback on compliance with the time limits set for implementing the measures, as well as the effectiveness and efficiency of the initiatives taken in terms of overcoming the weaknesses identified in the course of operations.

Therefore, with reference to the specific operational contexts analyzed in 2010 and the resulting corrective actions planned and implemented, the internal auditing system as a whole has been deemed appropriate to reduce the risk profiles at a physiological level acceptable to enable the correct operation of its processes.

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10.3 Organizational model pursuant to Legislative Decree 231/2001

The internal control system is completed with the so-called "Organizational Model 231", i.e. a model of organization and management adopted pursuant to Legislative Decree No. 231/2001, aimed at preventing offences that can result in liability for the Company. This Organizational Model is comprised of:

*

the Code of Conduct and Ethics of the Telecom Italia Group, where the general principles (transparency, fairness, loyalty) that guide the Company in the organization and conduct of business are indicated;

*

the "general principles of internal control" tools to provide a guarantee with regard to the objectives of efficiency and operational effectiveness, reliability of financial and management information, compliance with laws and regulations, safeguarding of assets against possible fraud;

*

the "principles of conduct", which consist of specific rules for relations with representatives of public administration and for all fulfilments and activities of a corporate nature, and

*

the "internal control checklists" that describe business processes at risk of crime, any crimes committed in relation to them, the preventive control activities aimed at avoiding the related risks.

The internal control plans have been compiled in accordance with the following basic principles of control systems: (i) the separation of roles in undertaking the principal activities involved in business processes; (ii) the traceability of decisions, to allow for identification of specific points of responsibility and the motivations for the decisions themselves; and (iii) the objectification of the decision-making processes, so that decisions are not to be purely subjective considerations, but based on pre-established criteria.

The Organizational Model is a dynamic instrument, which affects the corporate operation, which in turn must be constantly checked and updated in the light of feedback, as well as the evolution of the regulatory framework. During 2010, it was therefore subject to updating and refinement; in particular, an internal control checklist was introduced aimed at preventing the "risk 231" resulting from the inclusion in the category of relevant offences of criminal association and of mafia-type association. The adoption of the internal control checklist was considered necessary because the criminal cases relating to criminal association are instrumental with respect to "target-crimes" under the Criminal Code and special laws: hence a considerable expansion of crime-risk relevant to the Legislative Decree No. 231/2001, since most business processes are potentially capable of generating criminal cases (target-crimes) committed as an association. A special working group (also supported by external legal counsel) has therefore identified the main types of "target-crimes" relevant to the Company and the crimes associated with organized crime.

The modifications have been developed by a management committee called the Steering Committee 231 (composed of the General Counsel, the Head of Human Resources & Organization, the Chairman of Telecom Italia Audit & Compliance Services and the Group Compliance Officer), prepared by the Supervisory body and approved by the Board of Directors when of a significant nature.

The Supervisory body monitors the operation and compliance with the Organizational Model 231. It is composed of one member of the Board of Auditors (Board Chairman Ferdinando Superti Furga), an independent Director of the Committee for Internal Control and corporate governance (Paolo Baratta), the person responsible for internal control, Chairman of Telecom Italia Audit & Compliance Services (Federico Maurizio d'Andrea) and an external member (Vincenzo Salafia) identified in 2009 by the Remuneration and Appointment Committee. The Supervisory body, appointed on 15 April 2008, after the renewal of the Board of Directors and for its duration in office, refers to the Board, the Committee for internal control and corporate governance and the Board of Auditors in order to check the activities performed and their results.

In order to support the Supervisory bodies of the Companies belonging to the Group, Telecom Italia Audit & Compliance Services has a specific structure (Compliance 231) in charge of managing the violations of the Organizational Model and carrying out compliance interventions according to the evidence received for the information flows instituted inside the Group.

* * *

With reference to the document that constitutes the base of Model 231, note that the Code of Ethics has been modified to take into account the outcome of the assignment conferred to Professor Paolo Ferro-Luzzi by the subsidiary Telecom Italia Sparkle as concerns the well-known legal proceedings; with regard to which refer to Note 28 in the consolidated financial statements. The consultant was asked to suggest necessary adaptations of the internal control system and of the Organizational Model 231, in line with the best practices in business management and economics, in order to increase the efficiency of the internal control system and of Model 231 up to the maximum threshold for the prevention of unlawful acts.

In particular, the consultant has recommended that the Code of Ethics (as known: unique at the Group level) clarifies the restrictions on activities that, even when favourable for the company, may involve unlawful activities against third parties, including unlawful conduct by senior managers or members who are subject to or supervised by senior managers, carried out exclusively for the interest or advantage of the company and the group.

The Board of Directors of Telecom Italia on 6 May 2010, made the consequent amendments to the text.

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10.4 Statutory Auditor

The shareholders’ meeting held on 29 April 2010 inter alia, appointed PricewaterhouseCoopers S.p.A. as the statutory auditor, for the nine-year period 2010–2018 (separated financial statements of Telecom Italia S.p.A., annual consolidated financial statements, abbreviated half-yearly consolidated financial statements, annual report pursuant to the US Securities Laws). This decision was taken on the basis of the reasoned proposal put forward by the Board of Auditors.

Telecom Italia has adopted special Guidelines for the appointment of the assignments to the auditing firm that are applied: (i) to the conferment of the assignment for auditing Telecom Italia S.p.A. financial statements; (ii) to the conferment of the assignment for auditing the financial statements / reporting packages of the subsidiaries of Telecom Italia; (iii) to the conferment by the Company and its subsidiaries of further assignments to the firm appointed to audit the financial statements of the Parent company and to its organizations, as defined by the applicable rules. In accordance with such guidelines, the selection of an auditing firm nominated for the appointment was carried out after a comparative analysis performed under the supervision of the Board of Auditors, which was supported by the corporate structures. When assessing the candidacies, the skills and specific auditing experience in the telecommunications sector, the adequacy of the technical structure in terms of requirements due to the size and complexity of the Company and the Group to which it belongs, the experience in SEC registrant Italian companies, the independent and unbiased judgment with respect to the Company and the Group, and the consistency of the compensation requested with the time and level of professionalism shown were particularly considered.

The preliminary investigation to the appointment (or to the following modifications) of the assignment for auditing the financial statements of Telecom Italia is co-ordinated by the manager responsible for preparing the Company accounting documents, under the supervision of the Board of Auditors, which relies on the manager responsible for internal control to check the independence profiles (even for monitoring purposes during the term of appointment of the Statutory Auditor).

The auditor appointed by the Parent company Shareholders’ Meeting is the main auditor for the entire Telecom Italia Group. Appointment of audit services and audit-related services to companies different from the appointed auditor and/or entities belonging to its network must be previously verified with the executive responsible for preparing the Parent company accounting documents, who will set in motion the necessary approval and reporting processes, complying with the applicable regulations.

To protect the independence of the appointed auditor, the Guidelines establish the principle under which the appointment of further assignments (when allowed by the reference standard) is limited to the services and activities closely related to the financial statements audit. This is subject to the preventive favourable opinion of the Parent company’s Board of Auditors, which expresses its opinion from time to time or before hand on different types of assignments (so-called pre-approved assignments). In urgent situations, the preventive opinion can be issued by the Chairman of the Board of Auditors (or other Auditor designated by him/her), who reports for confirmation to the control body plenum at the first subsequent meeting. In each case, the Parent company’s Board of Statutory may establish the guidelines and quali-quantitative criteria regarding the appointment of auditors valid for the entire Group.

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10.5 Executive responsible for preparing the corporate accounting documents

The position of the executive responsible for preparing the corporate accounting documents is held by the Head of Administration, Finance and Control, Andrea Mangoni.

As per the Bylaws (Art. 13), the Board of Directors nominates this position, after hearing the opinion of the Board of Auditors and – for self-regulatory principles – of the Committee for Internal Control and Corporate Governance. When the executive responsible for preparing the corporate accounting documents is appointed, his rights and powers are defined, which are covered in the specific Regulations, available at www.telecomitalia.com, Corporate Section, Governance channel.

Insofar as, by law, responsible for the preparation of suitable administrative and accounting procedures to prepare the annual accounts and consolidated financial statements as well as any other financial communications, the Regulations acknowledge this position has a functional responsibility (organizational and for topics) with regard to the internal controls for financial reporting, specifying that, in relation to this field, it is supported by the Executive Directors, as well as by the Management of the Company.

The Executive refers to the Board of Directors, the Committee for internal control and Corporate Governance and – with reference to its responsibilities – the Board of Auditors.

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10.6 Risk management and internal control system over financial reporting

Telecom Italia is aware that financial information has a central role when building and maintaining positive relationships between the company and those it interacts with, contributing – in addition to the company performance – to create value for the shareholders.

The internal control system on financial reporting is aimed at ensuring trustworthiness4, accuracy5, reliability6 and promptness7 of the financial information. For that purpose, Telecom Italia has prepared and constantly updates a regulatory/documentary system including accounting principles of the Group, administrative and accounting procedures, guidelines, operation instructions, accounting manuals and a chart of accounts, intended to guarantee an efficient coordination and exchange of information between the Parent company and the subsidiaries as well as the correct drafting of the individual and consolidated financial statements.

In particular, Telecom Italia has:

*

a document containing the Group accounting principles prepared according to the IFRS principles (International Financial Reporting Standards) that, for consolidating process purposes, must be adopted by all the Companies of the Group. The Accounting Principles of the Group are updated quarterly and are aimed at ensuring, by their application, homogeneity within the Group in relation to the content of the financial statements items and the specific assessment criteria, which are essential elements for the compliance with the principle of “truthful and correct representation" of the consolidated financial statements of the Telecom Italia Group;

*

a chart of accounts of the Group that ensures uniformity in the coding methodology as well as in the methods of accounting the items that characterize the operations of each Company of the Group;

*

procedure for the regulation of activities aimed at the preparation of monthly final balances, separated financial statements and the consolidated financial statements of the Group. In particular, such procedures define the roles and responsibility of the Organizations/Departments involved, the information systems used, the process phases and due dates, also through the definition of a detailed operative schedule.

*

procedures that establish the administrative and process rules that the companies of the Group must comply with when managing intercompany relations in order to guarantee detailed recognition of intercompany items as well as their correct representation in the separated financial statements, even for the purpose of their correct cancellation when drafting the consolidated financial statements;

*

a complex and organized set of Guidelines, Procedures and operating instructions referred to operations (revenues, costs, investments and other equity accounts) regulating in the detail:

-

the responsibility of the Company’s departments involved in the administrative processes;

-

the accounting processing, assessment and estimate criteria of the financial statements entries according to the Accounting Principles of the Group;

-

the internal controls referred to the different process phases.

In order to guarantee compliance with the Italian law (Law No. 262/2005) and U.S. law (Section 404 of the Sarbanes Oxley Act), Telecom Italia operates a structured and documented model of detection and monitoring of risks connected to the financial information, which refers to the CoSo framework.

The management system of risks and internal control on the financial reporting of Telecom Italia is organized in the following phases:

*

identification of the risks8 on financial information. For that purpose, Telecom Italia defines identification criteria of the organization limits and of the “relevant” processes in terms of potential impact on the financial information (understood as the information contained in the financial statements prospectuses and the explanatory notes), as well as on the risks resulting from non-achievement of the control goals9. Such risks, connected to financial statements accounts/financial disclosure and to the company processes represented in it, refer to possible unintentional error risks10 as well as frauds11, insofar as they are liable to significantly affect the financial information. The risks resulting from the possible failure to achieve the control goals are defined according to the CoSo framework and are identified at the Company/Group level12 (so-called “entity level”) as well as at the process level13 (so-called “process level”);

*

identification of the controls as regards the identified risks. In this phase, Telecom Italia, with the help of an IT application in the company intranet14, identifies and records the controls performed in the company in order to mitigate the risks on the financial information, at the Company/Group level (entity level15), at the process level (process level16) and at the IT General Controls level17;

*

assessment of the controls as regards the identified risks. Periodically, during the year, according to a schedule defined according to the certifications required by Italian law (Law No. 262/05) and U.S. law (Section 404 of the United States Sarbanes Oxley Act), the controls mentioned above are assessed, in terms of “design”18 as well as in terms of “operation”19, through specific tests. Controls assessment is the main responsibility of the relevant management, along with the independent assessment of the Compliance department of Telecom Italia Audit and Compliance Services S.c.a.r.l.

Evidence of the assessment process described above (and specially, the possible lack of control assessed as significant/material in terms of potential error/fraud impact on the Financial Reporting) are periodically brought to the attention of the Committee for internal control and corporate governance and the Board of Auditors. The presence of possible deficiencies activates a process of definition, scheduling and accountability of specific remediation plans.

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10.7 Internal control system – focus on “Material Weakness”

The Sparkle case has already been reported, as regards the effects on internal controls, in the Report on Corporate Governance for the financial year 2009.

As regards the risk highlighted by specific occurrences, in Form 20-F for the year 2009 (drawn up by the Company in compliance with the disclosure requirements it is subject to insofar as a foreign private issuer registered with the US Securities and Exchange Commission), deficiencies in the control design are highlighted in relation to the capacity to identify and collect the reliable information necessary to correctly assess the potential liabilities arising from suspected frauds with fiscal impact, and carry out the relevant accounting postings. This deficiency has been assessed according to criteria established by the American standard (Sarbanes Oxley Act) as a material weakness.

At the same time “remedial action” was taken, focused on the activation of one Special Committee, constituted in June and chaired by the Chief Financial Officer. It groups the Managers of the Taxation and Accounting Management and Financial Statements departments; the Chairman of TI Audit and Compliance Services S.c.a.r.l.; Managers of Domestic Market Operations and Technology and Operations; the General Counsel; the Manager of the Corporate Finance Legal Affairs department; the Manager of the Human Resources and Organization department.

The Special Committee,

*

meets quarterly for the preparation of periodic financial reports and each time the Chief Financial Officer deems it appropriate;

*

has the task of defining the procedures and processes to ensure it is promptly provided with all the information available related to suspected fiscal frauds concerning Telecom Italia and/or the companies within the perimeter of consolidation;

*

is entitled to request any further information necessary to assess the potential risks arising from cases of suspected fiscal fraud, if necessary giving the necessary operation instructions, from Telecom Italia departments and directly from the Group’s Companies;

*

ascertains that the information, collected as described above, is correctly examined and assessed, checking - within reasonable limits - that potential risks deriving from cases of suspected fiscal frauds are correctly represented in the accounting documents of the Company.

Together with the formation of the Committee, the appropriate guidelines “Assessment of potential liabilities arising from suspected frauds with fiscal impact" were drawn and structured, which, inter alia, prescribe that each Company/Department of the Group activates its own appropriate action plans to identify all the information related to indicators of possible fraud with fiscal impact. The Company/Departments have, therefore, arranged to prepare and distribute, within their structures, specific operational instructions to define the monitoring activities to be carried out, the reports to prepare and the company sectors to include.

11. Interests of directors and transactions with related parties

Under the Company Self-regulatory Code, the activities performed by Telecom Italia are subjected to principles of transparency and fairness. To this end, the transactions with related parties, including intercompany transactions and those carried out by subsidiaries, observe substantive and procedural fairness criteria in accordance with predetermined principles of conduct for their execution, which have been made public.

In this regard, Consob, with Regulation No, 17221 of 12 March 2011, (hereinafter Consob Regulation), required issuers to adopt procedures to regulate transactions with related parties, establishing a series of general principles to which listed issuers must adhere. Thus superseding the rules that the Company voluntarily adopted in 2006, on 4 November 2010, the Board of Directors approved a new procedure that must also be applied – for self-regulatory principles – to participants in shareholders’ agreements that regulate candidacy to the position of Director of Telecom Italia, in the case of a majority slate.

The new procedure classifies the transactions in different categories and, according to this classification table, different assessment and approval plans are applied, if these transactions are to be carried out with related parties. There are two main differences:

*

a qualitative distinction, by subject, between ordinary transactions and non-ordinary transactions;

*

a quali-quantitative distinction, by significance, between relevant transactions, to which the Consob Regulation is applied, and non-relevant transactions, to which the Consob Regulation is not applied, but they are regulated by self-regulatory principles.

According to the definition provided by Consob, ordinary transactions are those included in the ordinary business and related financial activities; in short, (i) all the main activities related to Company revenues and (ii) all the other management activities, as long as they are not classified as investment or finance activities.

As regards the nature of transactions with related parties, the Telecom Italia procedure provides that:

*

it does not apply to transactions amounting to less than 100,000 euros;

*

the following fall within management’s responsibilities and do not require preventive ad hoc opinions

-

ordinary transactions under conditions predetermined by independent authorities, that cannot be modified or that are defined after a tender , without amount limits;

-

ordinary standard or market transactions according to terms not predetermined or defined after a tender, up to 5 million euros;

-

intercompany financing under market conditions, without amount limits;

*

the following require the authorization of a Management Committee (comprised of the Group Compliance Officer, the General Counsel, the Chief Financial Officer and the Telecom Italia manager to the top of the relevant hierarchical line)

-

 ordinary standard or market transactions, according to terms not predetermined by independent authorities or that cannot be modified or defined after a tender, amounting to between 5 and 10 million euros;

-

non-ordinary transactions up to 2 million euros;

*

the following are considered relevant and require the preventive opinion of the Committee for Internal control and Corporate Governance (or of the Committee of independent directors, if they are qualified as “major importance”: see below)

-

all transactions entrusted to the Board pursuant to the law, Bylaws or Self-regulatory Code;

-

ordinary standard or market transactions according to terms not predetermined or defined after a tender amounting to over 10 million euros;

-

non-ordinary transactions amounting to over 2 million euros.

The distinction between transactions of major or minor importance is made according to the indexes of importance established by Consob, with a reduced threshold of 3.5% (the percentage indicated by Consob is 5%): ratio between the transactions value and the net equity (consolidated)/capitalization of the company; ratio between the total assets of the entity involved in the transaction and the total (consolidated) assets of the company; ratio between the total liabilities of the entity acquired and the total (consolidated) assets of the company.

To perform the transactions of major importance, the procedure always requires the approval of the Board of Directors, subject to the prior opinion of a Committee comprised of all the independent directors in office. For transactions of minor importance, the decision may be made under standard responsibilities: Board of Directors, CEO or management, according to the cases, that, however, require the previous opinion of the Committee for Internal Control and corporate governance.

The opinions concern the Company’s interests as regards fulfilment of the transactions as well as suitability and fairness of the relevant conditions. In order to express its opinions, the Committee carries out specific investigations, in which the management must collaborate. The Management Committee assures the interrelation between the Committee at the Board level and the company structures.

If the opinions on interest and transaction conditions are favourable, the transactions are completed, according to the mentioned responsibilities. If the opinions are negative, in order to be concluded under those conditions, the transaction is analyzed by the Board of Directors. If a double majority is obtained (a “general” one, of all the Directors at the meeting, and a “specific” one, of Independent Directors in non-related positions) the original negative opinion is rendered obsolete. If the transaction is not accepted by the independent directors, even if authorized by the Board, it may only be carried out under certain conditions:

*

if it is of minor importance, with application of an increased regime of disclosure to the public, regulated by the Consob Regulations;

*

if it is of major importance, it must be discussed further at the shareholders’ meeting, where it must obtain the favourable vote of the majority of the non-related shareholders entitled to vote.

The mechanism implies the need to modify the Bylaws, providing – as regards the transactions not subject to shareholders’ approval by law – for the introduction of special powers of the shareholders’ Meeting, pursuant to Article 2364, subsection 1, no. 5 of the Civil Code. The amendment is proposed for the next Meeting, in an extraordinary session, with the resulting full application of the procedural provision only after amendment of the Bylaws.

Similar rules apply to transactions with parties related to Telecom Italia, to be carried out by its subsidiaries. In these cases (provided that the Board of Directors of the Parent company need not intervene for other reasons), preventive check is always carried out by the Management Committee.

To support the correct application of the Procedure, an IT application is available; it allows verification of the correlation and the authorization process necessary for its completion. The application also ensures initiatives with related parties can be traced.

The new Transactions Procedure with Related Parties is available at www.telecomitalia.com, Corporate section - Governance channel.

12. Appointment of Auditors

Pursuant to Art. 17 of the Bylaws (modified on 30 September 2010, in light of Legislative Decree No. 27/2010), the Board of Auditors is composed of five standing auditors. The Meeting also appoints four alternate auditors.

The Board of Auditors is appointed in accordance with the law and applicable regulations, on the basis of slates presented to the registered office of the Company (at least twenty five days prior to the date set for the Annual Shareholders’ Meeting first call) made by persons entitled to vote who jointly or separately hold shares representing at least 0.5% of share capital with voting rights, or the different measure required by Consob for presentation of the slates of candidates for the appointment of the Board of Directors (Resolution No. 17633 of 26 January 2011 set the said percentage for Telecom Italia at 1%).

The slates are divided into two sections: one for candidates for the office of Standing Auditor and the other for candidates for the office of Alternate Auditor.  Three standing and two alternate auditors are chosen from the slate that obtains the majority of the votes (so-called Majority Slate), while the remaining standing and alternate auditors are chosen from other slates (so-called Minority Slates), in compliance with the applicable regulations concerning the limits of connection with the Majority Slate. For this purpose, the votes obtained from the Minority Slate are divided first by one and then by two and the quotients are assigned to the candidates of one section and of the other, according to the order listed. On the basis of the quotients assigned, the candidates on the various slates are arranged in a single decreasing ranking for the appointment of the standing auditor position and in a single decreasing ranking for the appointment of the alternate auditor position and those who have obtained the two highest quotients are elected. If more than one candidate obtains the same quotient, the candidate from the slate that has not yet elected an auditor is elected or, subordinately, there is a tiebreaker vote by the entire Shareholders’ Meeting and the candidate who obtains the majority of the votes is elected

In the event that an auditor chosen from the Majority Slate or one of the Minority Slates should cease to serve, the alternate from the Majority Slate or the Minority Slate shall take his/her place. In the event that a standing auditor chosen from the Minority Slate should cease to serve, the principle of necessary representation of the minority shall be deemed to have occurred if one of the alternate auditors chosen from the Minority Slate takes his/her place.

13. Auditors

The Shareholders’ Meeting of 8 April 2009 appointed the serving Board of Auditors, which will expire with approval of the financial statements of financial year 2011, identified the Chairman and determined the respective compensation.

Three slates were presented within the terms and according to the procedure required by the applicable regulations:

Telco Slate

(Presenting Shareholder: Telco S.p.A.)

Candidates for Standing Auditor position

1. Salvatore Spiniello

2. Ferdinando Superti Furga

3. Gianluca Ponzellini

4. Lelio Fornabaio

5. Mario Ragusa

Candidates for Alternate Auditor position

1. Ugo Rock

2. Vittorio Mariani

3. Luigi Merola

4. Luca Novarese

Findim Group Slate

(Presenting Shareholder: Findim Group S.A.)

Candidates for Standing Auditor position

1. Lorenzo Pozza

2. Massimiliano Carlo Nova

Candidates for Alternate Auditor position

1. Silvano Corbella

2. Francesco Nobili

Asset Management Company Slate

(Presenting Shareholder: Aletti Gestielle S.G.R. S.p.A., Arca S.G.R. S.p.A., Bipiemme Gestioni S.G.R. S.p.A., BNP Paribas Asset Management S.G.R. S.p.A., Fideuram Gestions S.A., Fideuram Investimenti S.G.R. S.p.A., Interfund Sicav, Monte Paschi Asset Management S.G.R. S.p.A., Pioneer Asset Management S.A., Pioneer Investment Management S.G.R. S.p.A., Stichting Pensioenfonds ABP, UBI Pramerica S.G.R. S.p.A.)

Candidates for Standing Auditor position

1. Enrico Maria Bignami

2. Stefano Sarubbi

Candidates for Alternate Auditor position

1. Maurizio Lauri

2. Massimo Gatto

The number of votes in relation to the voting share capital gave the following results:

Telco Slate: 3,342,324,151 votes (62.76%)

Asset Management Company slate: 1,299,819,996 votes (24.41%)

Findim Group Slate: 675,960,464 votes (12.69%)

Of the Telco slate, which obtained a majority of the votes cast, three Standing Auditors and two Alternate Auditors were therefore chosen in the order in which they were listed in the slate: Salvatore Spiniello – Standing Auditor, Ferdinando Superti Furga - Standing Auditor, Gianluca Ponzellini – Standing Auditor, Ugo Rock – Alternate Auditor and Vittorio Mariani – Alternate Auditor. Of the other slates, two Standing Auditors and two Alternate Auditors were chosen: Enrico Maria Bignami - Standing Auditor (chosen from the Asset management company slate), Lorenzo Pozza - Standing Auditor (chosen from the Findim Group slate), Maurizio Lauri – Alternate Auditor (chosen from the Asset management company slate) and Silvano Corbella – Alternate Auditor (chosen from the Findim Group slate).

The Shareholders’ Meeting also appointed, pursuant to law, Enrico Maria Bignami as Chairman of the Board of Auditors, chosen out of the two Standing Auditors elected by a minority.

The Shareholders’ Meeting has established the annual remunerations, upon proposal by Telco, of € 80,000 for each Standing Auditor, € 120,000 for the Chairman of the Board of Auditors; an additional annual compensation of € 15,000 for the Auditor appointed to the Supervisory Board.

The curricula vitae of the members of the control body are available on the website www.telecomitalia.com Corporate Section - Governance channel.

The Board of Auditors, at its meeting on 18 February 2011, carried out the verification on the requirements of independence of its members, pursuant to Article 148, subsection 3, of the CFL, checking its members still meet the requirements they held when appointed, including requirements of independence according to the criteria provided by the Self-Regulatory Code of Borsa Italiana referring to the independence of the Directors.

During 2010, 35 meetings of the Board of Auditors were held (7 of which were held together with the Committee for Internal Control and Corporate Governance). The average duration of the meetings was four hours. The percentage of attendance was 94.8%.

During 2011, four meetings have already taken place.

Table 6 presents information on the composition of the Board of Auditors as of 31 December 2010. For detailed information on the activities performed by the Board of Auditors refer to the Board of Auditors’ Report to the Shareholders’ Meeting prepared pursuant to Article 153 of the CFL.

14. Shareholder relations

Within the corporate structure, Elisabetta Ripa is the executive appointed to manage relations with the Italian and international financial community and with all the other shareholders (Investor Relations Manager). The references for the institutional and individual investors within Telecom Italia are:

*

Institutional investors:

Telecom Italia S.p.A. - ref. Investor Relations

Piazza degli Affari, 2

20123 Milan

Tel: +39 02 85954131

Email: investor_relations@telecomitalia.it

*

Individual investors:

Telecom Italia S.p.A. - ref. Investor Relations

Piazza degli Affari, 2

20123 Milan

Tel: +39 02 85954131

Email: investitori.individuali@telecomitalia.it

Important information for shareholders and, in general, for current or potential investors (also with bonds) is available at www.telecomitalia.com, in the Corporate section – Investors channel.

15. Shareholders' meetings

The Bylaws were amended pursuant to the provisions of Legislative Decree No. 27/2010 as regards legitimacy to attend the Meeting and procedures for notifying proxies by electronic means with Board resolution of 30 September 2010.

Pursuant to law, the shareholders entitled to attend the Meeting and to vote are those for whom the reference intermediary sent the Company specific communication certifying such right at the record date (seventh working day prior to the meeting first call). Those who are holders of shares only after such date will not be entitled to attend the Meeting and vote.

Ordinary shareholders may exercise their right to vote by mail, as well as be represented, by giving a proxy to a physical or legal person, including the representative appointed by the Company (which has not exercised the opt-out allowed by Legislative Decree No. 27/2010).

In order to facilitate the collection of proxies among employee ordinary shareholders of the Company and its subsidiaries who belong to shareholder associations satisfying the requirements established by law, special areas shall be made available for the communication and performance of the activity.

To ensure the regular conduct of shareholders’ meetings, since 2000 the Company has adopted the Regulations for the Shareholders’ Meetings, available at www.telecomitalia.it, Corporate section, Governance channel.

16. Further corporate governance practices

Nothing to indicate.

17. Changes since the end of the relevant financial year

Nothing to indicate.

Appendix

The Greenfield Project

A summary of the reasoning, scope of work and results of the internal review known as the Greenfield Project,  also incorporating the conclusions of the Board of Directors is provided below.

In relation to the issues on which it is focussed, the review is the end of a long verification process that the Company undertook when apparently critical situations and potential alarm signals emerged, by taking the action it considered appropriate on each occasion, also with the support of independent advice. These activities have been mentioned in the periodic reports: see the disclosure on the Security affair in the 2006 and 2007 corporate governance reports and then, with the involvement of the Company in the current proceedings before the Milan judicial authorities, in the notes to the financial statements from the financial report for the half-year to 30 June 2008; the Telecom Italia Sparkle question was extensively described and commented in the 2009 financial reports, while the issue of the irregular SIM cards  was reported on in the 2008 and subsequent financial statements.

Compared to the preceding activities, the Greenfield Project is characterised by a specific effort to organise material that is of itself complicated and complex, to enable the Board of Directors to take stock of the situation, always in relation to the nature and limits of the information available at present. As was to be expected, the initiative also examined the facts that emerged more recently, in the same context of internal controls and business process management, so as to be reasonable sure that they are adequate.

1. The genesis of and the reasons behind the Project

In March 2010 the Chief Executive Officer of Telecom Italia S.p.A. (the "Company") ordered the formation of a senior management work group in order to analyse some allegedly unlawful activities committed against the Company and the Group that emerged following criminal investigations or internal audit activities or that were otherwise known (the "Greenfield Project" or the "Project").

The Project comes under the framework of multiple initiatives undertaken by the current management with the primary purpose of clarifying and assessing the necessary solutions for Group protection, and above all implementing any appropriate improvement actions to prevent similar events from reoccurring, in the spirit of a “continuous improvement” process that distinguishes the Company's approach to matters of internal control. This underlying orientation was the basis for identifying the areas of investigation, where the analysis of issues already known, in light of the legal proceedings pending, was supported by an in-depth analysis of aspects considered anomalous with respect to the ordinary course of business, mainly of a managerial nature.

2. The areas of investigation

The Greenfield Project considered four areas of investigation (so-called project streams)20, and specifically:

1)

Telecom Italia Sparkle S.p.A.: in-depth analyses on this company and its subsidiaries, following orders issued on 23 February 2010 by the GIP (Preliminary Investigation Magistrate) of the Court of Rome, upon the request of the Public Prosecutor's Office in Rome, regarding criminal proceedings against, inter alia, certain former directors, former employees and employees of Telecom Italia Sparkle S.p.A. for alleged tax fraud (see Note 28 to the consolidated financial statements);

2)

“Security Department” of Telecom Italia S.p.A.: in-depth analyses on the management methods employed by this department in the period 2000-2007, in order to verify the business and economic impact of the pending criminal proceedings and to identify organizational actions to prevent the same situations from reoccurring (see Note 28 to the consolidated financial statements);

3)

“Prepaid cards”: in-depth analyses on the instances of unlawfully registered prepaid telephone cards and the evaluation of organizational actions already taken or to be taken (see Note 28 to the consolidated financial statements);

4)

“Irregular/anomalous sales”: in-depth analyses on instances of fraud against the Company concerning “Premium Services”/“Non-geographical numbering”, customized sales to “Top” and “Enterprise” customers and the sale of products to San Marino.

3. The results of the investigation

The analysis of the aforementioned four areas of investigation was entrusted to the Forensic division of Deloitte Financial Advisory Services S.p.A. (“Deloitte).

The results of Deloitte's analyses on the identified areas of investigation were assembled into written reports that were briefly described to the Committee for internal control and corporate governance of the Company by Deloitte on 15 December, and were made available and briefly described to the Board of Directors again by Deloitte the following day during a meeting that also involved external lawyers to the Company.

The main significant factors that emerged from Deloitte's in-depth analyses are briefly summarized below for each project stream.

►

3.1 In-depth analyses on Telecom Italia Sparkle S.p.A. (“TIS”) and its subsidiaries

The in-depth analyses Deloitte was asked to conduct concerned:

a)

the reconstruction and analysis of traffic flows for the period 2005 to 2009 between TIS's subsidiaries (specifically the following companies: Telecom Italia Sparkle North America Inc., Telecom Italia San Marino S.p.A. and Telecom Italia Sparkle of Singapore pte) with third party telephone operators and the parent company itself, TIS21;

b)

support the identification of executive directors of Telecom Italia S.p.A.'s responsibility in relation to the conduct of Telecom Italia S.p.A. itself and its subsidiary TIS during 2007 with regard to the case concerning the orders issued by the GIP of the Court of Rome, as well as support in identifying the economic effects connected to this matter.

As regards the in-depth analyses under point a), Deloitte's analyses did not find high concentrations of traffic between customers and suppliers nor were there reports of traffic with similar characteristics to those presumed in the orders issued by the GIP of Rome. Moreover, among the counterparties of the subsidiaries mentioned, none of TIS's customers/suppliers affected by the criminal proceedings in question were present, nor were there significant flows of traffic to the destination under investigation by the judicial authority.

As regards the in-depth analyses under point b), Deloitte's documentary reconstruction involved the reconstruction of initiatives undertaken by the Group in 2007, and in particular after the Group became aware of the investigations being carried out by the Public Prosecutor's Office of Rome, which involved some counterparty companies of TIS22. Regarding the economic effects referred to TIS as a result of the case in question, Deloitte found "tax costs" (for non-deductible VAT, penalties and interest) in the amount of 418 million Euros, in addition to other costs connected to the case of around 7.2 million euros23.

* * *

Request for further particulars formulated by Consob – In relation to the further examination to “support the identification of possible responsibilities of the executive officers of Telecom Italia S.p.A.”, Consob asked the company to report on what had emerged from the analysis of traffic flows and costs/revenues, and their concentration, in relation to the opposing parties of Telecom Italia Sparkle S.p.A. under investigation by the Judicial Authorities.

It should be noted that Deloitte’s analysis did not focus on the facts and relations that are the object of direct investigation by the Judicial Authorities, whether as part of the Greenfield Project or in the context of the documentary investigation referred to in last year’s report on corporate governance and the shareholder structure; these judicial investigations were excluded from the scope of the internal review precisely because are still pending. The documentary investigation into activities in the period  from 2005 to 2009 examined the contracts and relations of Telecom Italia Sparkle other than those that were the object of the Order issued by Rome public prosecutor’s office served on the company on 23 February 2010, with particular reference to those opposing parties that were not major telecommunications operators or other Telecom Italia group companies.

►

3.2 In-depth analyses of Telecom Italia's “Security Department” in the period 2000 to 2007

Deloitte's in-depth analyses on the project stream in question highlighted the following important factors with reference to the areas under analysis.

Development of the structure and perimeter of the Security Department and focusing on "key" parties: from August 2001 (in conjunction with changes in Telecom Italia S.p.A.'s controlling shareholders) the Security Department was placed under the Corporate Department and expected to report directly to the CEO and to operate in coordination with the Security Department of the Pirelli Group. With respect to its scope of activity, in the period in question the Department recorded significant changes, with an increase in areas of management.

In March 2003 (and up until the time he left in July 2005) Mr Tavaroli, from the Pirelli Group, took on the role of Manager, while also maintaining the coordination role of Head of Pirelli Security. Mr Tavaroli left Telecom Italia in July 2005.

In-depth investigations on the activities of persons operating within the Security Department in the period in question: the dossier-creating activities of which the defendants in the proceedings were accused also involved access to non-public/private information, hacking, and the acquisition and dissemination of traffic data by persons within the Department. In connection with some of these activities it is not certain or ascertainable whether the Company had a direct and exclusive interest, while it would appear that certain activities were undertaken for third party interests.

In-depth analyses on costs incurred by the Security Department: the aforementioned activities (notably the dossier operations) were mainly carried out through external consultants who charged Telecom Italia for professional services through foreign companies that could be traced back to them. The Security Department's costs for professional services and consultancy (amounting to the overall sum of 58 million euros from 2002 to 2007) increased significantly (+ 500% in 2004 compared to 2002), consistently higher than the budgeted expenses.

In-depth analyses of the main applicable procedures: relations with the foreign companies of the aforementioned consultants and with other suppliers of the Security Department showed anomalies that revealed, as indicated in Deloitte's report, critical situations, mainly relating to procedures, concerning both the service acquisition process and control/monitoring. The services of the suppliers in question were in addition acquired through the so-called “simplified procedure”, departing from the ordinary procedure (with consequences on the traceability of the process and the segregation of duty).

Indicators of anomalies: the Deloitte report refers to some possible “indicators of anomalies” prior to May 2005 (the month of Mr Tavaroli's self-suspension following the intervention of the Judicial Authority).

In particular, the following were considered "indicators of anomalies": (i) the significant increase in the cost of consultancy and professional services in the three-year period 2003-2005; (ii) the recurring budget “overspending”; (iii) reports and information provided by Internal Audit in December 2003 and March 2004 containing remarks on the use of the “simplified procedure” and associated risks; (iv) press reports in December 2004 on the unlawful activities of a security services provider, which associated the latter with Mr Tavaroli and therefore the Company; and (v) the computer hacking affair concerning the RCS company at the end of 2004.

In-depth analyses on the internal control system and governance: in light of factors that emerged from the documentary evidence, described briefly above, the Deloitte report highlighted shortcomings in the internal control system at that time concerning the Security Department in relation to the formal rules of governance and regulations in force at Telecom Italia in the reference period. Deloitte also highlighted a series of actions implemented by the Company, chiefly starting from 2006, aimed at remedying the identified shortcomings.

Estimate of the economic effects connected to the matter in question: finally, the Deloitte report provides evidence of both  costs/disbursements that are or can be directly linked to the matter in question (mainly consultancy and professional services costs), and costs/disbursements (even potential) that are or can be indirectly linked on various grounds to the aforementioned case (costs for legal fees, costs for penalties, compensation already paid or that might be paid in relation to cases and civil actions taken following the matter in question)24.

* * *

Request for further particulars formulated by Consob – With reference to the Security affair and the potential economic risks inherent in the requests for payment and/or damages resulting from disputes that are still pending, Consob asked for any provisions to be posted in the 2010 financial statements, indicating the corresponding amounts and the considerations involved in their assessment and quantification.

It is asserted, in relation to the details of the requests to the Company for payment and/or damages made by third parties, that, given the elements available to formulate an assessment and the progress of the proceedings, losing appears probable in just one case 25 with the consequent allocation of a sum that is in fact relatively minor to the risk provision.

►

3.3 In-depth analyses on “Prepaid Cards”

Deloitte's in-depth analyses on the irregular registration of prepaid cards in the period 2005 to 2009 reported on the following important factors with reference to the areas analysed.

Understanding the reference context: Deloitte's report shows that the activities connected to the “prepaid world” fell within the Domestic Mobile Business Unit26.

Identification of the case in terms of indicators and dimensions: Deloitte's analyses and reconstructions evidenced that 6.8 million SIM Cards were "irregularly" registered, i.e. characterized by the following indicators of anomalies: (i) personal data registrations that were clearly fictitious; (ii) registrations made without a personal identification document from the customer; (iii) registrations using the personal data of the dealer; (iv) multiple registrations on a single tax code (for natural persons) or VAT number (for legal persons).

In particular, Deloitte reported that: (i) the irregular registrations were concentrated in the three-year period 2005-2007, and (ii) of the 6.8 million irregular SIM Cards 6.3 million had been activated, of which almost 6 million were activated by the dealers (external distribution network).

Estimate of the economic effects linked to the case in question: according to the quantification done by Deloitte, the irregular registrations of prepaid cards would have cost the Company in the range of 19.9 to 27 million euros (depending on different assumptions made when calculating the estimate)27. Deloitte's analyses also revealed certain aspects linked or that could be linked to possible instances of the delayed termination of prepaid cards (a total of 2.4 million SIM cards) that would have been achieved by top-up transactions with a particularly low unit value.

Support in identifying elements to single out possible profiles of liability: Deloitte's in-depth analyses showed that some members of senior management and some executives in office at the time of the events had access to information on the critical issues and deficiencies in internal controls existing at that time and more generally to some aspects of the issues in question.

Moreover the new senior management, starting from May 2008, implemented clear-cut measures, also duly indicated by Deloitte, including: (i) the termination of contracts with dealers involved in unlawful conduct; (ii) precautionary suspension of any bonus for dealers suspected of having committed offences; (iii) checking the effectiveness of company procedures to counter instances of fictitious multiple activations; (iv) obligation of all Telecom Italian employees to immediately report any infringements by the sales network to the relevant Departments; (v) obligation to take action before the Courts where the circumstances exist (complaints were lodged against 896 dealers involved and disciplinary measures implemented and complaints were lodged against employees involved), (vi) creation of a specific Work Group to develop new internal procedures for the registration and management of prepaid cards (procedures that were further reviewed in 2009 following the introduction of new IT capabilities), and a revision of incentive plans for the sales network, so that it was no longer just linked to the number of prepaid cards activated, but the traffic actually produced by customers, etc.

* * *

Request for further particulars formulated by Consob – In relation to the circumstance mentioned above, that “some members of the top management and executives of the company had elements of knowledge of the criticalities and inadequacies in the internal controls in existence at that time available to them”, Consob asked for further information (i) about the nature of the “elements of knowledge” referred to, and the date on which these elements emerged, (ii) about how the aforementioned subjects had had these elements available to them, and (ii) about  what the criticalities and inadequacies mentioned actually were. It is asserted that

*

the “elements of knowledge” were essentially the results of some Internal Audit reports dated June 2005, July 2006 and September 2006. In these reports, the internal controls existing at the time were assessed as “inadequate” overall28 in relation to the management of the prepaid customer ID database. In July 2008, after a further intervention by Internal Audit (in relation to phenomena originating in 2007), the process was assessed as “critical”29, also taking into account the persisting weaknesses already raised in previous audits;

*

in addition to their transmission to the Departments directly involved, the audit reports mentioned were also circulated to the top management of Telecom Italia and to the managers of the Corporate & Legal and Human Resources Departments, as well as mentioned in the periodic reports to the Committee for Internal Control and Corporate Governance. . The issue of the prepaid cards without ID details and the related risks, this too was the subject of internal correspondence in October 2005 between the Legal Department, the ex-Marketing & Sales Department, and the Internal Audit Department; the inadequate elements in terms of the internal control system were the non-definition of the flows of authorisation for multiple registrations, the absence of supervision and monitoring of management of the ID database by the central structures of the Consumer Sales Division, the non-compliance with privacy regulations and the lack of documentation supporting the ID registration.

For completeness, we hereby report that the Company learned from the newspapers, on 14 March 2011, that the Company’s former CEO, Riccardo Ruggiero, and the former Domestic Mobile Services Department Manager, Luca Luciani, are apparently being investigated by judicial authorities in Milan in connection with alleged offences associated with events relating to the “Prepaid Cards” project stream.

►

3.4 In-depth analyses of “irregular/anomalous sales”

Deloitte's in-depth analyses of the project stream in question specifically concerned three different areas:

a)

Premium Services/Non-Geographic Numbers (NGN);

b)

Customized sales to Top and Enterprise customers;

c)

Sales of handsets to San Marino.

As regards the Premium Services/Non-Geographic Numbers (NNG), the Deloitte Report, after having taken into consideration certain fraudulent factors that affected the area in question in the reporting period, concluded that the anomalous situations that emerged appear to be attributable to conduct of third parties to the detriment of the users and Telecom Italia. In view of the anomalous cases identified, Telecom Italia itself – for its own protection – "suspended" the payment of costs charged by service centres (and already registered in the accounts) for a total of 17.9 million euros.

As for the customized sales to Top and Enterprise customers, Deloitte's analyses focused on the sales achieved through leasing and governed by agreements stipulating that the risk of end customers becoming insolvent was to be borne by Telecom Italia, as it was the latter that independently oversaw the process for customer selection and solvency appraisal. As highlighted by Deloitte, the loan repurchase costs arising from the insolvency recorded in the period amounted to a total of 38.9 million euros, mainly attributable to sales in 2007.

The Deloitte report concluded by observing that, on the basis of the anomalies described, the Company subsequently implemented some disciplinary measures (even dismissals), lodging complaints with the competent Authorities and implementing new improvement procedures (customer and contract risk evaluation).

Lastly, in relation to the sales of handsets to San Marino (involving around 1.1 million items and generating revenues of over 160 million euros in the period), Deloitte's in-depth analyses focused on the main counterparties (dealers) in relation to which the Report highlights some anomalous aspects mainly in terms of contractual agreements, characteristics of the counterparties, and the operations’ profitability.

* * *

Request for further particulars formulated by Consob – With reference to the anomalous or irregular sales of products and services, Consob asked the Company to specify the period in which the anomalies or irregularities occurred in each of the three areas analysed, and when the related criticalities were ultimately resolved.  So far as the sales of handsets in San Marino are concerned, it also asked for information on: (i) the total expense deriving from the transactions in question, (ii) the VAT paid in December 2010 as a result of incomplete fiscal documentation; (iii) any risk provisions made in relation to these issues that the Company made in the 2010 financial statements, indicating the corresponding amounts.

*

Premium Services

These phenomena mainly occurred in the period 2005-2008 (primarily in 2006). Moreover, from 2008 onwards there was a fall in the number of related claims and reports (none in 2009) related to these irregularities, and in the revenues generated by the services in question. This evolution following the introduction of specific provisions intended to combat unlawful activities by third parties and in particular the adoption (from November 2007) of the criterion of posting fees to the service centres according to the income received from the users.

*

Customised sales

The anomalies related primarily to transactions carried out in 2007, which generated negative effects in subsequent years (in terms of credit repurchasing costs deriving from  insolvencies declared during the period).

*

Sales of handsets in San Marino

The anomalies found concern two San Marino parties with which Telecom Italia S.p.A. signed sales contracts from 2006 onwards for the provision of radiomobile equipment. The increased revenues generated by these parties were posted in the two year period that followed ( Euro 24.9 million in 2007 and euro 54.8 million in 2008), and then substantially nothing in 2009. The parties referred to ceased activities in March 2010.

The charges deriving from these transactions have been estimated to total approximately euro 21 million, considering the mean negative marginality30 found for handsets sales made between 2006 and 2009. Disputed payables from the parties completely written off total euro 6 million, and the same parties benefited from bonuses totalling approximately euro 5.2 million in 2007 and 2008.

VAT payments made in December 2010 as a consequence of incomplete fiscal documentation for the period 2005-2009 totalled euro 15.6 million euros. Tax provision has also been made: (i) the sum of euro 3.3 million, which equals the presumable penalties that may be applied to the Company for the period 2005-2009, plus euro 1 million in interest; (ii) the cost of the voluntary correction of the tax return for 2010, which will involve payment (tax, penalties and interest) of approximately euro 140 million.

4. The findings of the Board on possible civil actions against former executive directors

As communicated through press releases issued on 16 December and 23 December 2010, as a result of the board meeting on 16 December 2010, the Company's Board of Directors, on the basis of available knowledge, and taking account of Deloitte's reports and the opinions of legal advisers in light of the discussion that took place during the meeting, decided not to include on the agenda of the next shareholders' meeting a discussion on whether to pursue actions against the directors in office at the time of the facts examined (Board member  Zingales expressed his "total opposition" to this resolution). It was however specifically stressed that the Board could change its decision if new information and/or facts came to light.

The Board of Directors considered, inter alia, in reaching its decision the following:

(i)

lack of jurisdictional precedents in terms;

(ii)

current difficulty in identifying legal grounds linking the costs incurred or that could be incurred and the conduct of the former executive directors of the Company;

(iii)

current uncertainty on the exact identification of costs quantifiable as recoverable damages; and

(iv)

uncertainty about the result and the possible negative effects (both in economic terms and in terms of reputation) on the Company as a consequence of prolonged media scrutiny of the events of its past.

The Board's assessment, exclusively referring to any corporate liability action brought against the former executive directors of the Company with respect to the events considered here, has not affected the actions and measures the Company has already implemented, and could implement for the compensation of damages sustained or the recovery of undue sums paid within the scope of the matters analysed.

* * *

Request for further particulars formulated by Consob – Consob asked for the period of time within which liability proceedings may be started by the Company against each of the serving executive officers in the period in which the above episodes took place.

The table below summarises the executive officers who have ceased to hold office (assigned powers or organisational responsibilities) in Telecom Italia in office from 1 January 2000 onwards. Pursuant to article 2393, subsection 4 of the Italian Civil Code,  company may exercise its right to issue proceedings for liability within five years of the date the executive stood down.

Director
Last name	Name	Appointed on	Term of office ends on

Bondi	Enrico	31/7/2001	5/9/2002
Buora	Carlo Orazio	7/11/2001	3/12/2007
Colaninno	Roberto	28/6/1999	31/7/2001
De Benedetti	Marco	26/7/2005	5/10/2005
Pistorio	Pasquale	17/4/2007	3/12/2007
Rossi	Guido	15/9/2006	6/4/2007
Ruggiero	Riccardo	5/9/2002	3/12/2007
Tronchetti Provera	Marco	27/9/2001	15/9/2006

Tables

Table 1 – Structure of share capital as at 31 December, 2010

	No. shares	% of share capital	Listed (indicate markets) / non listed	Rights and obligations

Ordinary shares	13.407.963.078	68,99%	Listed on Borsa Italiana S.p.A.	Voting rights at the Company Ordinary and Extraordinary meetings
Savings shares	6.026.120.661	31,01%	Listed on Borsa Italiana S.p.A.

Voting rights at the special meetings,

capital privileges contemplated by Article 6 of the Bylaws: preference dividend 5%, biennial carrying over of the right to preference dividend, dividend increased by 2% compared to the ordinary share

Table 2 – Composition of the board of directors as at 31 December 2010 - Other positions

Name	Position	Serving since	Slate	Exec.	Non exec.	Indep.	Indep. CFL	% BoD	Other offices

Gabriele Galateri di Genola	Chairman	3/12/2007	M	X				100	3
Franco Bernabè	CEO	3/12/2007	M	X				100	=
Cesar Izuel Alierta	Director	8/11/2007	M		X			45	=
Paolo Baratta	Director	6/5/2004	m		X	X	X	80	=
Tarak Ben Ammar	Director	14/4/2008	M		X			90	1
Roland Berger	Director	14/4/2008	m		X	X	X	100	1
Elio Catania	Director	14/4/2008	M		X	X	X	100	1
Jean Paul Fitoussi	Director	6/5/2004	M		X	X	X	100	1
Julio Linares Lopez	Director	8/11/2007	M		X			90	=
Gaetano Miccichè	Director	24/7/2007	M		X			100	1
Aldo Minucci	Director	16/4/2007	M		X			100	6
Renato Pagliaro	Director	6/5/2004	M		X			100	2
Mauro Sentinelli	Director	29/4/2010	M		X			100	=
Luigi Zingales	Director	16/4/2007	m		X	X	X	100	=

KEY

List: “M” indicates that the director has been chosen from the so-called majority slate, “m” indicates that he/she has been chosen from a minority slate.

Indep.: indicates that the director can be qualified as independent according to the criteria established by the Company’s Self-regulatory Code, which refers and acknowledges the criteria of the Borsa Italiana Code.

Indep. CFL: indicates that the director has the requirements of independence established by Article 148, subsection 3, of the CFL.

% BoD: indicates the presence, in percentage terms, of Directors in Board meetings.

Other offices: indicates the total number of offices held in other companies referred to in Article 5 of Telecom Italia Self-regulatory Code, listed below.

Shown below are the positions held by the Directors, currently in office, in listed companies included in FTSE/MIB index, or in companies that publicly operate principally in the financial sector (included in the slates referred to in Articles  106 and 107 of Legislative Decree No. 385 of 1 September 1993) or companies that perform banking or insurance activities, pursuant to Article 5 of the Self-regulatory Code of Telecom Italia.

Gabriele Galateri di Genola	Member of the Board of Directors of Banca Esperia S.p.A.,Banca Carige S.p.A. and Banca Cassa di Risparmio di Savigliano S.p.A.

Franco Bernabè	- - -

Cesar Izuel Alierta	- - -

Paolo Baratta	- - -

Tarak Ben Ammar	Independent member of the Board of Directors of Mediobanca S.p.A.

Roland Berger	Independent member of the Board of Directors of FIAT S.p.A.

Elio Catania	Member of the Management Board of Intesa Sanpaolo S.p.A.

Jean Paul Fitoussi	Member of the Supervisory Board of Intesa Sanpaolo S.p.A.

Julio Linares Lopez	- - -

Gaetano Miccichè	CEO of Banca IMI S.p.A.

Aldo Minucci	Chairman of Genertel S.p.A.; member of the Board of Directors of Banca Generali S.p.A., Intesa Previdenza SIM S.p.A., INA Assitalia S.p.A., Fata Vita S.p.A. and Fata Assicurazioni Danni S.p.A..

Renato Pagliaro	Chairman of Mediobanca S.p.A.; Member of the Board of Directors of Pirelli & C. S.p.A..

Mauro Sentinelli	- - -

Luigi Zingales	- - -

Table 3 – Members of the board of directors who ceased to hold office during 2010 – Other positions

Name	Position	Serving from / to	Slate	Exec.	Non exec.	Indep.	Indep. CFL	% BoD	Other offices

Berardino Libonati	Director	14/4/2008 30/11/2010	M		X			90	1

Key

List: “M” indicates that the director has been chosen from the so-called majority slate, “m” indicates that he/she has been chosen from a minority slate.

Indep.: indicates that the director can be qualified as independent according to the criteria established by the Company Self-regulatory Code, which refers and acknowledges the criteria of the Borsa Italiana Code.

Indep. CFL: indicates that the director has the requirements of independence established by Article 148, subsection 3, of the CFL.

% BoD: indicates the presence, in percentage terms, of Directors in Board meetings.

Other offices: indicates the total number of offices held in other companies referred to in Article 5 of Telecom Italia Self-regulatory Code, listed below.

Shown below are the positions held by the Directors, who ceased to hold office during 2010, listed companies included in FTSE/MIB index, or companies that publicly operate principally in the financial sector (included in the slates referred to in Article  106 and 107 of Legislative Decree No. 385 of 1 September 1993) or companies that perform banking or insurance activities, pursuant to Article 5 of the Self-regulatory Code of Telecom Italia.

Berardino Libonati	Independent member of the Board of Directors of Pirelli & C. S.p.A..

Table 4 – Composition of the board committees as at 31 December 2010

Name	Position	C.N.R.	% of C.N.R.	CCI	% of C.C.I.	CE	% CE

Paolo Baratta	Director			P	85
Franco Bernabè	CEO					M	100
Roland Berger	Director			M	50	M	100
Elio Catania	Director	P	100			M	100
Jean Paul Fitoussi	Director			M	100
Gabriele Galateri di Genola	Chairman					P	100
Julio Linares Lopez	Director					M	80
Aldo Minucci	Director	M	=	M	90	M	100
Renato Pagliaro	Director					M	100
Luigi Zingales	Director	M	100

KEY

C.N.R.: Nomination and remunaration committee (“P” indicates the Chairman, “M” the other members of the Committee).

% C.N.R.: indicates the presence, in percentage terms, of Directors in the meetings of the Nomination and remuneration committee.

C.C.I.: Internal Control and Corporate Governance Committee (“P” indicates the Chairman, “M” the other members of the Committee).

%. C.C.I.: indicates the presence, in percentage terms, of Directors in the meetings of the Internal Control and Corporate Governance Committee.

C.E.: Executive Board (“P” indicates the Chairman, “M” the other members of the Committee).

% C.E.: indicates the presence, in percentage terms, of Directors in Executive Board meetings.

Table 5 - Members of the Board of Directors, holding offices in board committees, who ceased to hold office during 2010

Name	Position	C.N.R.	% of C.N.R.

Berardino Libonati	Director	M	100

KEY

C.N.R.: Nomination and remuneration committee (“P” indicates the Chairman, “M” the other members of the Committee).

% C.N.R.: indicates the presence, in percentage terms, of Directors in the meetings of the Nomination and remuneration committee.

Table 6 – Composition of the board of auditors as at 31 December 2010

Name	Position	Serving since	Slate	% part. C.S.	Other offices

Enrico Maria Bignami	Chairman	16 April 2007	m	100	27
Gianluca Ponzellini	Standing auditor	8 April 2009	M	97	18
Lorenzo Pozza	Standing auditor	8 April 2009	m	100	9
Salvatore Spiniello	Standing auditor	13 April 2006	M	83	14
Ferdinando Superti Furga	Standing auditor	13 April 2006	M	94	14
Silvano Corbella	Alternate auditor	8 April 2009	m	=	=
Maurizio Lauri	Alternate auditor	8 April 2009	m	=	=
Vittorio Giacomo Mariani	Alternate auditor	8 April 2009	M	=	=
Ugo Rock	Alternate auditor	8 April 2009	M	=	=

KEY

List: “M” indicates that the auditor has been chosen from the so-called majority slate, “m” indicates that he/she has been chosen from a minority slate.

% part. C.S.: indicates the presence, in percentage terms, of Auditors in Board of Auditors meetings.

Other offices: indicates the overall number of offices held within the company according to Book V, Title V, Chapters V, VI and VII of the Civil Code, available on the Consob website in the Company Bodies plurality of offices section.

Footnotes

1 Article 123-bis of Legislative Decree No. 58/1998 (“Consolidated Finance Law or “CFL”) and Article 89-bis of Consob Resolution No. 11971/1999 and subsequent amendments ("Consob Issuer Regulations").

2 Format for the report on corporate governance and share ownership, February 2010 edition.

3 Communication DEM/11012984 of 24 February 2011.

4 Trustworthiness (of the information): information that is correct and complies with the generally agreed accounting principles and with the requirements of the applicable laws and regulations.

5 Accuracy (of the information): Neutral and precise information. The information is considered neutral if it does not have pre-conceived distortions aimed to influence the decision-making process of its users in order to obtain a specific result.

6 Reliability (of the information): information so clear and complete that it allows investors to make conscious investment decisions. Information is considered clear if it simplifies the understanding of complex aspects of the Company, without being excessive and pointless.

7 Promptness (of the information): information that complies with due dates set for its release.

8 Risk: potential event that may impair the achievement of goals related to the control system on financial reporting (the System), that is to say, accuracy, reliability, trustworthiness and promptness goals of the financial information.

9 Control goals: set of goals that the System aims to achieve in order to assure a truthful and correct representation of the Financial Reporting. Such goals consist of "financial statement affirmations" (existence and occurrence, completeness, rights and obligations, assessment and registration, presentation and information) and of “other control goals” such as compliance of authorization limits, separation of incompatible duties, controls on physical safety and assets, documentation and operations traceability, etc.).

10 Error: in relation to the System, any unintentional act or omission that is solved in a misleading declaration in the information.

11 Fraud: in relation to the System, any intentional act or omission that is solved in a misleading declaration in the information.

12 Analysis at the company/group level, so-called “entity level”: in this context, the analysis (identification of risks, risks assessment, identification of controls, etc.) is carried out at the company/group level and is structured according to the components that inspire the CoSO model. They are elements to be considered for the analysis, for example, the staff skills, the corporate governance system, the company regulatory system, the communication of the responsibility related to the internal control system, risk assessment management mode.

13 Analysis at the process level, so-called “process level”: in such context, the analysis (identification of risks, risks assessment, identification of controls, etc.) is carried out at the single process level, identifying the specific process risks and specific and monitoring controls.

14 So-called SOX Accelerator: tree-structured database according to the CoSo model (organized for each Business Unit/company within the limits, in processes, control goals, single controls) that provides the management through workflow of the provided documents.

15 They are the controls defined at the Company/Group level and they have a permeating impact on the efficiency of the controls at the process, trading or application level.

16 They are the controls to protect the company processes and are carried out manually and/or through IT applications that implement or support them.

17 They are controls included in the IT services  provided (e.g. telecommunications, networks, technological infrastructure, logic safety) and implemented by the company or by external service providers. This set of controls is essentially independent from specific systems/applications developed and/or exercised.

18 Assessment of “design”: it is the analysis of the adequacy of the control design, or rather that the control mitigates, to an acceptable level, the possible risk of failure to achieve the control objectives it was designed for.

19 Assessment of “operation”: it is the set of activities performed to check that the controls, designed to reduce the identified risks to an acceptable level, are operational in the specific period or efficiently performed according to the “design”.

20 The in-depth analyses concerned the period 2005-2009, unless otherwise stated.

21 This reconstruction and analysis of traffic flows follows an earlier analysis carried out immediately after being informed of the orders issued by the GIP of the Court of Rome on 23.02.2010 which aimed to identify the existence of any similar situations to those presumed in the aforementioned orders (the findings of this earlier analysis were set out in the information notice provided at the shareholders' meeting on 29 April 2010).

22 (i) Internal Auditing (in January and June 2007) focusing on transactions with the counterparties under investigation; (ii) in-depth fiscal investigations to be carried out by external professionals, and in particular the Studio del Prof. Maisto (prof. Maisto's firm), on the deductibility of VAT in relation to transactions carried out up until May 2007 with the companies under investigation; (iii) prompt reduction and subsequent interruption, in the first months of 2007, of telephone traffic with the counterparties under investigation, following the completion of the Internal Audit and fiscal in-depth investigations.

23 Specifically, such costs include guarantees issued in relation to the criminal proceedings pending, legal consultancy fees and other costs related to the criminal investigation and costs for incentives and bonuses recognized by the Telecom Italia Group.

24

More specifically, the Deloitte report highlights: (i) costs for consultancy and professional services associated with the unlawful operations indicated in the indictment decree on 21 November 2008, amounting to approx. 7 million euros; (ii) further costs for consultancy and professional services not supported by the appropriate documentation for the services rendered, for a total of approximately 26 million euros; (iii) professional services costs of approximately 12 million euros charged to  the Company during the tax assessment (and related interest and fines of approximately 5 million euros); (iv) costs for legal aid and other consultancy incurred in relation to criminal and civil proceedings ensuing from the matters in question, for an approximate total of 9 million euros; (v) costs incurred to define various positions (employees, Public Administrations, plea bargaining), for an approximate total of 3 million euros; (vi) costs incurred for transactions with former employees of the Security Department of approximately 1.7 million euros; (vii) costs for IT consultancy provided by KPMG of approximately 2.6 million euros.

Deloitte also considered other potential economic risks, linked to requests for payment and/or compensation in the context of pending cases (subjects on whom dossiers were compiled, former suppliers, former employees, etc.).

25 The risk of losing is defined as “probable” if the incident is admitted to have occurred, for serious or reliable but not certain reasons, that is, that the incident is credible, likely and admissible based on fairly firm reasons and arguments.

26 The division's efficiency was characterized, inter alia, by an incentives system linked to the process of managing prepaid services (in particular, the external sales force - dealer - and internal sales force); this system (until 2008) provided for specific “incentives”, related to the activation of prepaid lines (the traffic generated was also taken into consideration later on).

27 For the purposes of this estimate the following were taken into consideration: costs incurred for the purchase of SIM Cards, costs for the use of the network/IT platforms, as well as costs connected to the incentives system for items related to targets linked to the activation of prepaid cards (and this for all the Departments involved, namely the external and internal sales force and managerial roles motivated by "MBO".

28 According to the rating system used by the internal audit department at that time, the overall level of control over the intervention carried out was rated “inadequate” if there were “significant weaknesses that necessitate complex and/or extensive modification of the internal control system”.

29 According to the rating system used by the internal audit department at that time, the overall level of control over the intervention carried out was rated “critical” if there were “significant weaknesses that necessitate highly complex in-depth modification of the internal control system”.

30 This estimate includes the mean purchase price of all the  mobile phones purchased from suppliers and the mean sales price of the mobile phones applied to distributors, without detailed analysis of the purchase prices of products sold in the case of the San Marino parties.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      April 6th, 2011

                                                      TELECOM ITALIA S.p.A.

                                              BY: /s/ Riccardo Amerigo Pettazzi
                                                  ---------------------------------
                                                      Riccardo Amerigo Pettazzi
                                                      Company Manager